SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2020 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

São Paulo, February 25, 2021 – Ambev S.A. [B3: ABEV3; NYSE: ABEV] announces its results for the fourth quarter and full year of 2020. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the twelve-month period ended December 31, 2020 filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

OPERATING AND FINANCIAL HIGHLIGHTS

Net revenue: Net revenue was up 13.4% in 4Q20, with volume growing by 7.6% and net revenue per hectoliter (NR/hl) up 5.3%. Net revenue grew in Brazil (19.0%), Central America and the Caribbean (CAC) (0.2%), Latin America South (LAS)1 (16.3%), but was down in Canada (-4.7%). In Brazil, volume was up 10.6% and NR/hl was up 7.6%. In CAC, volume declined by 7.4% and NR/hl grew by 8.3%. In LAS, volume was up 6.2% and NR/hl rose by 9.5%. In Canada, volume decreased by 1.9% while NR/hl decreased by 2.8%. In the full year, on a consolidated basis, net revenue was up 4.7%, with volume growing by 1.4% and NR/hl growing by 3.2%.

Cost of goods sold (COGS): In 4Q20, COGS and cash COGS (excluding depreciation and amortization) were up 21.1% and 22.5%, respectively. On a per hectoliter basis, COGS grew by 12.5% while cash COGS was up 13.8%, mainly due to inflationary pressures in Argentina, transactional currency headwinds and package mix impacts. In the full year, COGS and cash COGS increased by 16.7% and 18.2%, respectively. On a per hectoliter basis, COGS rose by 15.0% and cash COGS by 16.5%.

Selling, general & administrative (SG&A) expenses: SG&A and cash SG&A (excluding depreciation and amortization) were up 15.1% and 17.6%, respectively, due to phasing from previous quarters and supporting top line recovery in the markets where we operate. In the full year, SG&A grew by 6.7% while cash SG&A grew by 7.1%.

EBITDA, gross margin and EBITDA margin: In 4Q20, EBITDA reached R$ 8,937.2 million, which corresponds to an organic decrease of -0.1%, with a gross margin of 55.8% (-280bps) and EBITDA margin of 48.2% (-500bps). Our nominal EBITDA result includes benefits from tax credits in Brazil recognized in the fourth quarter (see below). In the full year, EBITDA was R$ 21,591.5 million (-11.1%) with gross margin and EBITDA margin reaching 53.6% (-480bps) and 37.0% (-590bps), respectively.

Normalized profit and EPS: Normalized profit was R$ 7,008.0 million in 4Q20, 51.2% higher than in 4Q19, due to higher EBITDA and tax credits in Brazil. Normalized EPS was R$ 0.44 (52.9%). For the full year, normalized profit decreased by 3.6%, reaching R$ 12,104.3 million, with normalized EPS of R$ 0.75 (-3.3%).

Impact of tax credits: Our Q4 results were positively impacted by R$4.3 billion tax credits related to litigation in Brazil with respect to the unconstitutionality of the ICMS state tax in the taxable basis of the PIS and the COFINS federal taxes. For summary, please refer to page 2.

Cash generation and CAPEX: Cash flow from operating activities was R$ 8,393.6 million (-12.9%) and CAPEX reached R$ 1,394.4 million (-30.4%). For the full year, cash flow from operating activities grew to R$ 18,855.8 million (2.6%) and CAPEX decreased by 7.4% to R$ 4,692.7 million.

1 The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance to IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 25).

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Financial highlights - Ambev consolidated	4Q19	4Q20	% As Reported	% Organic	YTD19	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	47,295.7	50,942.0	7.7%	7.6%	163,243.0	165,797.9	1.6%	1.4%
Net revenue	15,474.7	18,556.6	19.9%	13.4%	52,005.1	58,379.0	12.3%	4.7%
Gross profit	9,095.3	10,358.7	13.9%	7.9%	30,327.0	31,312.9	3.3%	-3.9%
% Gross margin	58.8%	55.8%	-300 bps	-280 bps	58.3%	53.6%	-470 bps	-480 bps
Normalized EBITDA	6,924.7	8,937.2	29.1%	-0.1%	21,147.1	21,591.5	2.1%	-11.1%
% Normalized EBITDA margin	44.7%	48.2%	350 bps	-500 bps	40.7%	37.0%	-370 bps	-590 bps

Profit	4,219.0	6,890.4	63.3%		12,188.3	11,731.9	-3.7%
Normalized profit	4,633.5	7,008.0	51.2%		12,549.9	12,104.3	-3.6%
EPS (R$/shares)	0.26	0.43	65.5%		0.75	0.72	-3.4%
Normalized EPS (R$/shares)	0.29	0.44	52.9%		0.77	0.75	-3.3%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

TAX CREDITS

Our Q4 results were positively impacted by R$4.3 billion tax credits related to a 2017 Brazilian Supreme Court decision that declared unconstitutional the inclusion of the ICMS state tax in the taxable basis of the PIS and the COFINS federal taxes.

As disclosed in our notes to the financial statements in December 2020, with the support of counsel and external advisors, we concluded the estimation with sufficient reliability of the amounts to which we are entitled. Regarding the amount of R$4.3 billion mentioned above, the company recorded in 2020 a tax credit (before tax effects), of which R$ 2.5 billion in Other Operating Income, as described in our Consolidated Financial Statements Note 7 - Other Operating Income / (Expenses), and R$1.8 billion in Financial Income, as described in Note 11 - Financial Expenses and Income.

Given the nature of the dispute, these tax credits are technically part of our normalized results from an accounting standpoint. However, given their materiality, and to ensure greater transparency of the underlying performance of our business, we: (i) updated the accounting policy to record extemporaneous tax credits and debits under Other operating income/(expenses), no longer following the original P&L lines that were originally impacted; and (ii) removed credits or debits of this nature from the calculation of our organic performance of Normalized EBITDA.

It is important to note that such adjustments do not change Ambev’s consolidated results for the year (for details, see page 15).

MANAGEMENT COMMENTS

In the fourth quarter, Ambev was able to keep momentum with a sustained topline recovery that was driven by the company’s commercial strategy as innovations, flexibility and operational excellence continued to deliver strong results.

Most countries showed sustained volume improvements since the second quarter as restrictions started to be gradually lifted in the markets where we operate, with certain exceptions, with seven of our top ten markets delivering volume growth year over year.

In the charts below, we separated our countries as per the weight of the off-trade channel in each beer market and the household consumer expenditure2 to illustrate the status of channel dynamics in our main markets. We also ranked the countries based on beer volumes performance during the fourth quarter and the full year:

2 Household consumer expenditure for each country is indexed at the USA household consumer expenditure, which was set at 100.

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Source: Canback, Euromonitor, Nielsen, Internal Sources

On a consolidated basis, our organic volumes grew by 7.6% in the quarter and 1.4% in the full year, driven by the strong performance of Brazil Beer and a consistent recovery in LAS. In the quarter:

•	In Brazil Beer, we once again outperformed the industry according to our estimates. The volume performance in the quarter was driven by consistent implementation of our commercial strategy: our ability to adapt to changes in the market, operational excellence, resilience of our core brands, highly successful innovations and the growth of our premium portfolio.
•	In Brazil NAB, volumes grew in the quarter as consumption occasions continued to return.
•	In LAS, positive volumes were driven by the strong performances in Paraguay, Chile and Argentina, with growth in the latter helped by price controls. In Bolivia, while the year proved challenging, we saw a sequential improvement driven by a gradual lifting of mobility restrictions imposed by local governments.
•	In CAC, volumes continued to be the most impacted by COVID-related restrictions especially in Panama, partially holding back the pace of the volume recovery in the region. Dominican Republic returned to volume growth in the fourth quarter, led by the performance of beer, and Guatemala sustained a strong volume performance due to market share gains.
•	In Canada, we outperformed the beer industry gaining market share. However, our negative volumes in the quarter are explained by the industry decline, driven by the increase in restrictions enforced by local government in response to the increase in the number of COVID-19 cases in the country and the cold weather impacting consumption occasions.

The continuing impact of the COVID-19 pandemic on our future results remains uncertain as the scenario continues to be fluid. We are confident that we are making the right business decisions and have the right strategy in place to navigate the challenges that lie ahead.

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Status of Operations

Restrictions continued to be gradually lifted in most of the countries where we operate. All our breweries and distribution centers were operational at the end of the quarter. We produced and commercialized our products according to regulations imposed by each local government where we operate.

•	In Brazil, through the quarter the gradual relaxation of restrictions across the country continued with on trade gradually reopening from 3Q20.
•	In LAS, countries continued to gradually reopen; however, Bolivia continued to be the most affected by the restrictions on mobility imposed by the local government.
•	In CAC, Dominican Republic imposed a curfew between 7pm and 5am for most of the quarter. In Panama, some municipalities continued with a ban on all alcohol sales and implemented a curfew between 7pm and 5am that lasted the full quarter.
•	In Canada, as the quarter progressed and the number of cases peaked, restrictions were tightened, impacting central Canada, with Ontario and Quebec being more affected by on-trade shutdowns.

Ambev as an Ecosystem

The year was marked by great challenges that were brought by COVID-19. However, the pandemic served as a hallmark, a resetting moment that allowed us to reframe our purpose and renew our pact with our ecosystem, developing stronger and more sustainable relationships with our customers, reconnecting with our consumers, and helping our communities. Through tangible actions, we have worked to contribute to our ecosystem to generate a positive impact on society while seeing an improved perception of our company:

•	In Brazil, we produced and donated 1 million hand sanitizers and 3 million face shields to public hospitals and built a center for COVID-19 treatment with 100 beds in São Paulo in partnership with other companies. We donated 30 million reais for two vaccine plant projects in the country and took part in Movimento NÓS, a coalition of eight consumer goods companies that will help approximately 300 thousand POCs to reopen with a total investment of R$370 million.
•	In LAS, Quilmes - our subsidiary in Argentina – was recognized by both the public and opinion leaders as the company that has made the greatest efforts to face solidarity actions in the areas where our production is located. In the country, we donated 150 thousand hand sanitizers, 700 hospital beds, protection equipment, food, water and hygiene kits to the most vulnerable neighborhoods.
•	In CAC, with Colmados Seguros in the Dominican Republic and Paisano Seguro in Panama, we have helped POCs guarantee secure spaces for consumers during reopening and partnered with the on-trade to reinvent socializing by creating new safe alternatives to bring people together.
•	In Canada, we produced and donated 60 thousand hand sanitizers and 225 thousand of water cans and redirected our Budweiser sports marketing investments to support front line workers and to the Canadian Red Cross.

As a recognition to the role we have played since the outbreak of COVID-19, Ambev was proud to receive the Solidarity Award from the United Nations that recognizes impactful work that individuals and organizations have been taking to support communities as we navigate the pandemic.

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Innovation and Business Transformation

Innovation and business transformation are pillars of our business and front and center to our commercial strategy. The COVID-19 pandemic has played a relevant role in accelerating consumer trends in which we have been investing behind, primarily reinforcing the need for an innovative, consumer-centric mindset. We have a framework of five growth drivers involving innovation and integrated digital solutions that solve different pain points of our customers and consumers:

New flavors & enhanced value proposition

•	In Brazil Beer, Brahma Duplo Malte marked the year taking the leadership position and driving the growth of the core plus segment. This was a result of actively listening to consumer demands. We have expanded our portfolio with three international core plus brands in selected locations and expect to rollout nationally shortly. In December, we launched Esmera in the state of Goiás, our fifth regional brand, that is produced with cassava grown by local communities to continue capturing smart affordability opportunities.
•	In Brazil NAB we continued to expand our re-launched Fusion nationally. The launch of Sukita lemon, fortifying the portfolio to compete in the value segment, has also helped to sustain continued volume growth.
•	In LAS, the quarter was marked by the acceleration of affordable propositions. In Bolivia, we continued to develop Chicha Taquiña, produced with local crops, and expanded the 235ml returnable bottles. In Paraguay, the 1-liter returnable glass bottles continued with strong momentum sustaining volume performance. In Argentina, we focused on the expansion of the 269ml cans, a smaller offering in the portfolio. Also, in Argentina, on the other side of the price spectrum, we launched Andes Origen Honey to expand the offerings of our fastest growing brand in the core plus segment and Patagonia Solcitra, with Citra hop reaching higher volume in Patagonia’s limited editions history.
•	In CAC, Presidente Golden Light continued to be our bet for volume recovery in the in the Dominican Republic.

Convenience for consumers

In order to increase convenience to our consumers, we are exploring solutions to deliver on demand cold beverages at reasonable prices direct to consumers. Our solutions solve several pain points identified in the consumers’ buying journey: (i) late hours availability, (ii) fast service that is time saving for consumers, (iii) reasonable prices, and (iv) cold products ready to be consumed.

•	In Brazil, our direct-to-consumer platform Zé Delivery continued to grow exponentially in the quarter, being now present in more than 200 cities across all 27 Brazilian states and reaching almost 50% of the country’s entire population. Zé delivered more than 27 million orders in 2020.
•	In LAS, in Argentina, Appbar continues to grow exponentially, growing almost 10x versus 2019.
•	In CAC, in Dominican Republic, Colmapp continued to expand after the merger with the Tucerveza.do website and the Colmapp delivery into a single platform.

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Innovation in service to our customers

Our B2B marketplace platform, BEES, centralizes different solutions in one 24/7 platform, creating a constant and customized touchpoint with our customers, improving overall service level through: (i) providing portfolio suggestions based on customers’ profile and product relevance, (ii) enhancing order tracking and real time support through the app, (iii) allowing our business development representatives to be focused on helping customers improve their sales performance (sell out), and (iv) increasing our total interaction time with our customers, directly connecting to our innovation strategy and increased portfolio complexity.

•	In Brazil, we continued to roll-out BEES and currently have already almost half of our active buyers purchasing through the platform. Continuing the expansion of our full digital strategy, we expect to have all our distribution centers integrated in the platform by the end of 2021.
•	In CAC, Dominican Republic continues to lead the expansion of the BEES platform, actively sharing know-how and best practices with other operations. The country has already reached the status of a full digital operation, with 90% of B2B buyers already purchasing through the platform and 85% of the country’s net revenues already coming from BEES. We are also exploring BEES marketplace in the country with eight different categories and 70 SKUs available for customers.

Health and wellness

•	In Brazil Beer, we launched Michelob Ultra to complement our premium portfolio and start exploring an untapped consumer proposition in the Brazilian market.
•	In Brazil NAB, we continued to rollout For Me wellness shots and Natu, our version of Guaraná made with 100% natural ingredients.
•	In CAC Michelob Ultra continued to gain market share, and in Canada, it was the fastest growing beer brand for the second consecutive year.

Future Beverages

•	In Brazil, Beats launched, in partnership with Anitta, a line of four new flavors inspired in the elements of Zodiac with a total of twelve collectible SKUs. The launch was made in November and helped the Beats brand deliver growth in the high fifties in 2020. We have also launched Isla 269ml, a ready-to-drink gin mixed beverage available in two different flavors.
•	In LAS, in Argentina, Dante Robino has grown consistently ahead of our business plan with full year sales doubling versus last year as it continued to explore new opportunities within the wine segment.
•	In Canada, our new partner, Goodridge & Williams (G&W), which produces our bestselling ready-to-drink offering Nutrl, continued to growth rapidly and expand the category in the country.

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Commercial Highlights

Premium

Our premium brands have grown above the industry in most of our markets in the fourth quarter:

•	In Brazil, our global brands volume grew by double-digits led by Stella Artois and Corona. The introduction of Original self-service packaging in the off-trade was fundamental for the brand’s performance. Other domestic brands, such as Serramalte and Chopp Brahma (draft beer), which are predominantly sold in the on-trade channel, continued to be affected by restrictions still in place, though continued their gradual recovery. In the full year, our premium portfolio grew ahead of the total beer industry. We continue to build our brands, with our portfolio’s brand health improving versus 2019.
•	In LAS, in Argentina, Corona grew once again double-digits contributing to the premium portfolio growth and mix thanks to a strong execution.
•	In CAC, the premium segment grew double-digits, with a positive contribution to the whole portfolio mix. Corona grew by double-digits in Guatemala and in Dominican Republic while in Puerto Rico, Michelob Ultra was the highlight, growing double-digits and gaining market share. In the full year, the premium segment grew mid single-digits.
•	In Canada, our strategy of premiumization delivered another quarter of solid growth, mainly driven by Corona growing double-digits and sustaining the highest brand power in the country.

Core Plus & Core

The core plus segment continues to emerge as a relevant growth opportunity:

•	In Brazil, Brahma Duplo Malte continues to lead the growth of the core plus segment. Bohemia grew double digits in the quarter, keeping its strong momentum. The Core segment was marked by the resilience of our brands, with Skol family growing both in the quarter and in the full year.
•	In LAS, in Argentina, Budweiser showed a strong recovery growing double-digits supported by a campaign with Lionel Messi. Andes Origen has outperformed the industry for another quarter, growing double-digits. Quilmes launched Quilmes 130, special edition bottles to celebrate its 130 years with promotional prices to thank consumers for trusting the brand throughout its history. In Chile, Cusqueña and Budweiser continue to deliver strong results, growing high double-digits and contributing to the above core mix. In Paraguay, we have launched Skol to develop the core plus segment.
•	In Canada, our Core Plus portfolio outperformed the industry once again with Michelob Ultra growing high-double digits. We continued to gain market share with our core brands Budweiser, Bud Light, and Busch all growing within the core segment.

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SUSTAINABILITY

Since the creation of Ambev, sustainability has been embedded in our business practices. For the past decades we have established ambitious sustainability targets, which were 100% achieved each time.

Through 2020, we maintained our important commitment to our 2025 sustainability targets, that were divided in the following pillars: water, climate and energy, returnable packaging, sustainable agriculture, and entrepreneurship, while also maintaining our steadfast dedication to promote the smart consumption of our products.

In the table below, the status of achievement of the main KPIs each of our sustainability goals is displayed as of December 2020:

		BRAZIL	LAS	CAC	CANADA	AMBEV	Goal 2025	Status 2020
WATER Steward.	Watersheds & Forests (High risk sites in implementation phase as per 7-Step charter3)	71.0%	0.0%	0.0%	-	33.3%	100%	On track
CLIMATE ACTION	Renewable energy (% of total electric energy contracted)	65.0%	66.7%	0.0%	42.3%	38.8%	100.0%	Better
	GHG emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1, 2 and 3)	-4.2%	-25.8%	-48.8%	25.3%	-9.6%	-25.0%	Below
	GHG emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1 and 2 – Owned Operations)	-34.4%	-37.0%	-52.6%	132.8%	-23.1%	-	-
CIRCULAR PACKAGING	Glass (% of glass used that was recycled)	47.7%	50.8%	43.6%	49.0%	47.0%	≥ 50.1%	Better
	Aluminum (% of aluminum used that was recycled)	75.0%	75.0%	47.1%	71.0%	73.8%	≥ 50.1%	Better
	Plastic (PET) (% of plastic used that was recycled)	45.0%	5.7%	1.2%	0.0%	32.7%	≥ 50.1%	Better
SUSTAINABLE AGRICULTURE	Skilled producers[4]	55.0%	49.0%	-	-	54.0%	100.0%	Better
	Connected producers[5]	67.0%	54.0%	-	-	65.0%	100.0%	Better
	Financially empowered producers[6]	87.0%	100.0%	-	-	88.0%	100.0%	Better

Water stewardship

•	In Brazil, Project Watershed & Forests completed 10 years since its launch with more than 1.8 million trees planted and 10,000 hectares of recovered vegetation. The project counts with the partnership WWF and The Nature Conservancy Brazil (TNC).This project not only results in water conservation, but also recovers the river watersheds and impacts positively local communities by actively involving them in the recovery plan and by teaching them how to keep the watershed health.
•	In terms of water usage, we have reduced 54% of water consumption over the last 20 years in Brazil, reaching to 2.43 liters of water for each liter of beer produced.

3 7-Step Charter consists of: (1) engagement; (2) problem identification/ prioritization; (3) solutions agreed; (4) plan implementation; (5) governance; (6) communication; (7) monitoring.

4 Producer must have (i) access to varieties of crops approved by Ambev for production, (ii) technical protocol for production, (iii) at least two technical visits during the culture cycle.

5 Producer must be registered in SmartBarley platform or another similar platform (e.g. ManejeBem, etc.).

6 Producer has access to the tools to reduce production risks (e.g. Agricultural insurance, specific financing, etc.).

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Circular Packaging

Our 2025 circular packaging goal is to achieve100% of our products in packaging that is returnable or made with a majority of recycled content.

•	This year in Brazil we have evolved from 45.9% to 47.7% in terms of recycled content in the glass bottles, from 37% to 45% in PET (Polyethylene terephthalate) and kept the high level of 75% in cans. We are confident that we will reach our recycled content target way before 2025.
•	For Guaraná specifically, in June 2011, we have announced our first PET Bottle made of 100% recycled content, and, to celebrate the Guaraná’s centenary, in 2021, we will produce all of Guaraná PET Bottles made of 100% recycled content.
•	Acknowledging that one of our major environmental challenges is plastic waste, in January 2020, we launched our commitment to end the plastic pollution resulting from our packages by 2025. By the end of 2020, we had already reduced 35% of the plastic used in our packaging through lightweight, replacement by other materials, among others.
•	In July 2019, we have launched in Dominican Republic “Recicla 100+”, a recycling program for PET bottles which committed to collect the equivalent to 100% of our plastic volume, by providing compactors machines, tools and trainings to help and facilitate collectors daily work. Since “Recicla 100+” was launched we have recycled 1,786 tons of PET and in 2020, it was recycled 949 tons of PET.

Climate Action

•	Breweries: Since 2003, when we started our actions toward reducing our carbon footprint impact, we have already reduced by more than 60% our carbon emissions in our breweries in Brazil. This result is due to the implementation of the following improvements: (i) use of biomass and vegetable oil to generate heat; (ii) use of biogas microturbines for on-site electricity generation; (iii) use of BTS biogas recovery for heat and electricity generation; and (iv) use of CO2 extraction plants to recover CO2 from fuel gas boilers. In Brazil, we have already contracted the construction of solar and wind farms to add capacity on the grid to feed our breweries. As of 2023, we will have more than 90% of our facilities supplied by renewable energy. In Chile and Argentina, 100% of our breweries already operate with renewable energy (wind and solar). By the end of 2021, all breweries located in Dominican Republic and Panamá will operate with solar energy.
•	Distribution Centers: Through recently closed partnerships, we expect to have 100% of our distribution centers (84) supplied by solar energy by June 2021 in Brazil. And, in Dominican Republic and Panamá, the main distribution centers will have their own solar panels to operate 100% with renewable energy. This will close the loop when we conclude the migration of our fleet into electric vehicles, as the vehicles will be charged by renewable energy.
•	Customers: In collaboration with the startups Lemon Energia and Stella GD, Ambev is providing POCs with access to solar energy credits that help reduce their energy bills, normally the largest expense of these small business, while also reducing their carbon footprint. By the end of 2020, more than 500 POCs were already using the solutions provided and our plans are to keep expanding the reach of the initiative throughout Brazil.
•	Electric vehicles: We announced the acquisition of additional 1,000 electric vehicles from FNM, one of our accelerated startups, to be delivered by 2023, which will avoid the emission of over 128,000 tons of carbon annually. By 2023, with the 1,600 electric trucks acquired from Volkswagen, Ambev will have half of its fleet composed by electric vehicles in Brazil. In Panamá, we closed a partnership with Truckslogic to produce the first Electric Van in the country. In Dominican Republic, we have also purchased an Electric Van that will operate in Santo Domingo.

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In January 2021, we were selected to be part of the 2021 Carbon Efficient Index (ICO2 B3) portfolio. The portfolio announced on January 4, 2021 is composed of 62 shares, from 58 companies, and will be valid between January 4 and April 30, 2021, being rebalanced every four months, following the IBrX 100 updates.

Entrepreneurship

Our Entrepreneurship ecosystem platform consists of four main pillars: (i) relationship & partnership (ii) inclusion & expansion, (iii) innovation, and (iv) development, all of which are supported by governance (responsible sourcing) and technology.

•	Relationship & Partnership: In 2020, in partnership with Pacto Global, Ambev has promoted “Connecting for a Better World” an event with 23 suppliers that enrolled more than 40 initiatives related to sustainability with the purpose of sharing best practices to create value to our supply chain while connecting the ecosystem. In partnership with SEBRAE and Falconi Foundation, Ambev has promoted the webinar Connecting Partners, broadcasted on YouTube, where executives discussed topics related to business management during crisis to support Ambev’s ecosystem navigate through the pandemic.
•	Inclusion & Expansion: Since the creation of our platform, we have a “Buy Local” initiative that has already added 1,900 local suppliers to our base, helping to develop the respective local economies. In September, we announced our commitment to increase the number of our suppliers that led colored people to 200. For that, we have established partnerships to help us connect with suppliers complying with such criteria. with the goal of not only have them as commercial partners but help them grow by integrating them in our ecosystem.
•	Innovation: We have selected 18 new startups to be accelerated in our Accelerator 100+ Class 2020, including startups from Argentina and Uruguay. In Chile, we have launched a class of Accelerator 100+ in partnership with SociaLab. After 2 years of the Accelerator 100+ first class, we are doing business with and escalating 23 out of the 39 accelerated startups.
•	Development: Since the creation of our platform, more than 1,850 suppliers have already accessed our management trainings in our platform VOA Entrepreneurs, being 800 new users in 2020. Moreover, 700 companies have already accessed our SAVEh and SAVEe platforms and applied our knowledge shared therein to save water and energy in their own supply chains.

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2021 OUTLOOK

Our strategy for 2021 will continue to be built around innovation, technology and collaboration with our ecosystem. Given that the challenges brought by the COVID-19 pandemic remain a reality, we believe operational excellence and financial discipline will once again make a difference as we work towards a consistent recovery of our top line and bottom line performance. As was the case in 2020, we continue to expect the former to recover faster than the latter.

In 2021 we will face more significant transactional FX as well as commodity headwinds, both of which will put pressure on our EBITDA margin. Our average hedge rate for the BRL versus the USD for 2021 is 5.29 (+31.9%). As a result, we expect our Cash COGS per hectoliter to increase in the low-twenties in Brazil Beer.

On the other hand, the year is off to a good start in terms of top line momentum, led by above 10% beer volume growth so far this year in Brazil even without the usual Carnival festivities. Volume growth coupled with improved NR/Hl performance, thanks to the implementation of our commercial strategy and better mix, will be two of the key drivers for us to partially offset the cost headwinds.

With respect to our business in LAS, our focus will be on growing the category through premiumization and smart affordability initiatives, together with further developing our technology platforms to better serve our customers and consumers. In CAC, we continue to see an opportunity to drive per capita consumption through innovation, as well as drive growth of our core plus and premium brands. Finally, in Canada, we aim to maintain commercial momentum behind our core plus and premium brands, while also continue tapping into different consumer occasions with our beyond beer portfolio based on our category expansion framework.

The outlook for 2021 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

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AMBEV CONSOLIDATED INCOME STATEMENT

Consolidated income statement	4Q19	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	4Q20	% As Reported	% Organic
R$ million
Net revenue	15,474.7	36.3	999.1	(3.5)	2,049.9	18,556.6	19.9%	13.4%
Cost of goods sold (COGS)	(6,379.4)	(21.3)	(441.4)	(15.6)	(1,340.3)	(8,197.9)	28.5%	21.1%
Gross profit	9,095.3	15.1	557.7	(19.0)	709.7	10,358.7	13.9%	7.9%
Selling, general and administrative (SG&A)	(4,134.8)	(30.3)	(278.3)	1.0	(618.4)	(5,060.8)	22.4%	15.1%
Other operating income/(expenses)	700.4	2,121.2	(2.8)	(0.3)	(161.3)	2,275.2	nm	-50.4%
Normalized operating income (normalized EBIT)	5,660.9	2,106.0	276.6	(18.3)	(70.0)	7,573.0	33.8%	-1.3%
Exceptional items above EBIT	(330.4)	-	(1.9)	(1.0)	193.0	(140.2)	-57.6%	-58.6%
Net finance results	(1,564.3)					1,040.9	-166.5%
Share of results of joint ventures	(11.2)					(9.4)	-15.8%
Income tax expense	463.9					(1,573.9)	nm

Profit	4,219.0					6,890.4	63.3%
Attributable to Ambev holders	4,099.7					6,786.0	65.5%
Attributable to non-controlling interests	119.3					104.4	-12.5%

Normalized profit	4,633.5					7,008.0	51.2%
Attributable to Ambev holders	4,512.7					6,901.0	52.9%

Normalized EBITDA	6,924.7	2,106.0	312.9	(20.4)	(3.8)	8,937.2	29.1%	-0.1%

Consolidated income statement	YTD19	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Net revenue	52,005.1	180.1	3,765.1		2,428.7	58,379.0	12.3%	4.7%
Cost of goods sold (COGS)	(21,678.2)	(93.3)	(1,675.7)		(3,618.9)	(27,066.1)	24.9%	16.7%
Gross profit	30,327.0	86.8	2,089.4		(1,190.3)	31,312.9	3.3%	-3.9%
Selling, general and administrative (SG&A)	(15,327.5)	(75.0)	(1,133.0)		(1,032.6)	(17,568.1)	14.6%	6.7%
Other operating income	1,472.7	2,121.2	(16.2)		(303.8)	2,679.4	81.9%	-34.6%
Normalized operating income (normalized EBIT)	16,472.1	2,133.1	940.2		(2,526.7)	16,424.2	-0.3%	-15.9%
Exceptional items above EBIT	(397.2)	-	(28.7)		(26.1)	(452.0)	13.8%	6.6%
Net finance results	(3,109.6)					(2,434.4)	-21.7%
Share of results of joint ventures	(22.3)					(43.3)	194.0%
Income tax expense	(754.7)					(1,762.5)	133.5%

Profit	12,188.3					11,731.9	-3.7%
Attributable to Ambev holders	11,780.0					11,379.4	-3.4%
Attributable to non-controlling interests	408.4					352.5	-13.7%

Normalized profit	12,549.9					12,104.3	-3.6%
Attributable to Ambev holders	12,139.0					11,745.1	-3.2%

Normalized EBITDA	21,147.1	2,133.9	1,188.9		(2,283.8)	21,591.5	2.1%	-11.1%

Page |13

AMBEV CONSOLIDATED RESULTS7

The combination of Ambev’s operations in Brazil, Central America and the Caribbean (CAC), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

7 Including tax credits

Page |14

AMBEV CONSOLIDATED8

Ambev	4Q19	Scope 2019	4Q19 Scoped	Scope 2020	Currency Translation	IAS 29 9M Impact	Organic Growth	4Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	47,295.7		47,295.7	31.6			3,614.7	50,942.0	7.7%	7.6%

Net revenue	15,474.7		15,474.7	36.3	999.1	(3.5)	2,049.9	18,556.6	19.9%	13.4%
Net revenue/hl (R$)	327.2		327.2	0.5	19.6	(0.4)	17.4	364.3	11.3%	5.3%
COGS	(6,379.4)		(6,379.4)	(21.3)	(441.4)	(15.6)	(1,340.3)	(8,197.9)	28.5%	21.1%
COGS/hl (R$)	(134.9)		(134.9)	(0.4)	(8.7)	(0.1)	(16.9)	(160.9)	19.3%	12.5%
COGS excl. deprec. & amort.	(5,675.1)	-	(5,675.1)	(21.3)	(425.1)	(17.0)	(1,268.0)	(7,406.6)	30.5%	22.5%
COGS/hl excl. deprec. & amort. (R$)	(120.0)	-	(120.0)	(0.4)	(8.3)	(0.2)	(16.5)	(145.4)	21.2%	13.8%
Gross profit	9,095.3	-	9,095.3	15.1	557.7	(19.0)	709.7	10,358.7	13.9%	7.9%
% Gross margin	58.8%		58.8%					55.8%	-300 bps	-280 bps
SG&A excl. deprec. & amort.	(3,575.3)		(3,575.3)	(30.3)	(258.2)	0.3	(624.4)	(4,487.9)	25.5%	17.6%
SG&A deprec. & amort.	(559.5)		(559.5)	(0.1)	(20.0)	0.6	6.1	(572.9)	2.4%	-1.1%
SG&A total	(4,134.8)		(4,134.8)	(30.3)	(278.3)	1.0	(618.4)	(5,060.8)	22.4%	15.1%
Other operating income/(expenses)	700.4	382.1	318.3	2,121.2	(2.8)	(0.3)	(161.3)	2,275.2	nm	-50.4%
Normalized EBIT	5,660.9	382.1	5,278.8	2,106.0	276.6	(18.3)	(70.0)	7,573.0	33.8%	-1.3%
% Normalized EBIT margin	36.6%		34.1%					40.8%	420 bps	-440 bps
Normalized EBITDA	6,924.7	382.1	6,542.6	2,106.0	312.9	(20.4)	(3.8)	8,937.2	29.1%	-0.1%
% Normalized EBITDA margin	44.7%		42.3%					48.2%	350 bps	-500 bps

Ambev	YTD19	Scope 2019	YTD19 Scoped	Scope 2020	Currency Translation	IAS 29 9M Impact	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	163,243.0		163,243.0	196.2	-		2,358.7	165,797.9	1.6%	1.4%

Net revenue	52,005.1		52,005.1	180.1	3,765.1		2,428.7	58,379.0	12.3%	4.7%
Net revenue/hl (R$)	318.6		318.6	0.7	22.7		10.1	352.1	10.5%	3.2%
COGS	(21,678.2)		(21,678.2)	(93.3)	(1,675.7)		(3,618.9)	(27,066.1)	24.9%	16.7%
COGS/hl (R$)	(132.8)		(132.8)	(0.4)	(10.1)		(19.9)	(163.2)	22.9%	15.0%
COGS excl. deprec. & amort.	(19,005.8)		(19,005.8)	(93.3)	(1,526.2)		(3,463.8)	(24,089.1)	26.7%	18.2%
COGS/hl excl. deprec. & amort. (R$)	(116.4)		(116.4)	(0.4)	(9.2)		(19.2)	(145.3)	24.8%	16.5%
Gross profit	30,327.0		30,327.0	86.8	2,089.4		(1,190.3)	31,312.9	3.3%	-3.9%
% Gross margin	58.3%		58.3%					53.6%	-470 bps	-480 bps
SG&A excl. deprec. & amort.	(13,324.9)		(13,324.9)	(74.2)	(1,033.9)		(944.9)	(15,377.8)	15.4%	7.1%
SG&A deprec. & amort.	(2,002.6)		(2,002.6)	(0.8)	(99.1)		(87.7)	(2,190.3)	9.4%	4.4%
SG&A total	(15,327.5)		(15,327.5)	(75.0)	(1,133.0)		(1,032.6)	(17,568.1)	14.6%	6.7%
Other operating income/(expenses)	1,472.7	594.6	878.1	2,121.2	(16.2)		(303.8)	2,679.4	81.9%	-34.6%
Normalized EBIT	16,472.1	594.6	15,877.5	2,133.1	940.2		(2,526.7)	16,424.2	-0.3%	-15.9%
% Normalized EBIT margin	31.7%		30.5%					28.1%	-360 bps	-600 bps
Normalized EBITDA	21,147.1	594.6	20,552.5	2,133.9	1,188.9		(2,283.8)	21,591.5	2.1%	-11.1%
% Normalized EBITDA margin	40.7%		39.5%					37.0%	-370 bps	-590 bps

8 The amount recognized in Ambev results in the 2019 period was R$ 212.5 million in the 3Q19, and R$ 382.1 million in the 4Q19. For the period of 2020, the amount recognized in Brazil consolidated results was R$ 2,121.2 million in the 4Q20 and in the YTD20. For details, refer to page 15.

Page |15

BRAZIL9

Brazil	4Q19	Scope 2019	4Q19 Scoped	Scope 2020	Currency Translation	Organic Growth	4Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	31,391.8		31,391.8			3,329.4	34,721.2	10.6%	10.6%

Net revenue	8,511.3		8,511.3			1,620.9	10,132.2	19.0%	19.0%
Net revenue/hl (R$)	271.1		271.1			20.7	291.8	7.6%	7.6%
COGS	(3,605.3)		(3,605.3)			(753.5)	(4,358.8)	20.9%	20.9%
COGS/hl (R$)	(114.8)		(114.8)			(10.7)	(125.5)	9.3%	9.3%
COGS excl. deprec. & amort.	(3,213.9)		(3,213.9)			(743.0)	(3,956.8)	23.1%	23.1%
COGS/hl excl. deprec. & amort. (R$)	(102.4)		(102.4)			(11.6)	(114.0)	11.3%	11.3%
Gross profit	4,905.9		4,905.9			867.4	5,773.4	17.7%	17.7%
% Gross margin	57.6%		57.6%				57.0%	-60 bps	-60 bps
SG&A excl. deprec. & amort.	(1,942.0)		(1,942.0)			(451.7)	(2,393.7)	23.3%	23.3%
SG&A deprec. & amort.	(362.0)		(362.0)			(2.2)	(364.2)	0.6%	0.6%
SG&A total	(2,304.0)		(2,304.0)			(453.9)	(2,757.9)	19.7%	19.7%
Other operating income/(expenses)	642.9	382.1	260.8	2,121.2		(26.7)	2,355.4	nm	-10.2%
Normalized EBIT	3,244.9	382.1	2,862.8	2,121.2		386.8	5,370.8	65.5%	13.5%
% Normalized EBIT margin	38.1%		33.6%				53.0%	1490 bps	-150 bps
Normalized EBITDA	3,998.3	382.1	3,616.2	2,121.2		399.5	6,137.0	53.5%	11.0%
% Normalized EBITDA margin	47.0%		42.5%				60.6%	1360 bps	-290 bps

Brazil	YTD19	Scope 2019	YTD19 Scoped	Scope 2020	Currency Translation	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	106,806.7		106,806.7	-		4,478.7	111,285.4	4.2%	4.2%

Net revenue	28,129.9		28,129.9			2,066.6	30,196.5	7.3%	7.3%
Net revenue/hl (R$)	263.4		263.4			8.0	271.3	3.0%	3.0%
COGS	(12,096.3)		(12,096.3)			(2,016.6)	(14,112.9)	16.7%	16.7%
COGS/hl (R$)	(113.3)		(113.3)			(13.6)	(126.8)	12.0%	12.0%
COGS excl. deprec. & amort.	(10,592.0)		(10,592.0)			(1,996.8)	(12,588.8)	18.9%	18.9%
COGS/hl excl. deprec. & amort. (R$)	(99.2)		(99.2)			(14.0)	(113.1)	14.1%	14.1%
Gross profit	16,033.6		16,033.6			50.1	16,083.6	0.3%	0.3%
% Gross margin	57.0%		57.0%				53.3%	-370 bps	-370 bps
SG&A excl. deprec. & amort.	(7,220.9)		(7,220.9)			(704.2)	(7,925.1)	9.8%	9.8%
SG&A deprec. & amort.	(1,364.8)		(1,364.8)			(25.6)	(1,390.4)	1.9%	1.9%
SG&A total	(8,585.7)		(8,585.7)			(729.8)	(9,315.5)	8.5%	8.5%
Other operating income/(expenses)	1,421.0	594.6	826.4	2,121.2	-	(60.5)	2,887.2	103.2%	-7.3%
Normalized EBIT	8,868.9	594.6	8,274.3	2,121.2	-	(740.2)	9,655.3	8.9%	-8.9%
% Normalized EBIT margin	31.5%		29.4%				32.0%	50 bps	-440 bps
Normalized EBITDA	11,737.9	594.6	11,143.3	2,121.2		(694.9)	12,569.7	7.1%	-6.2%
% Normalized EBITDA margin	41.7%		39.6%				41.6%	-10 bps	-500 bps

In March 2017, the Supreme Federal Court (“STF”) decided for, in the judgment of RE 574,706 / PR, with binding effects, the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation basis. Currently, a Motion of Clarification filed by the General Attorney's Office (PGFN) in order to clarify the lack of clarification on the criteria for calculating the portion of the ICMS that shall be excluded from the calculation basis of the PIS and COFINS contributions (ICMS Paid versus ICMS declared on the invoice) and the modulation of the effects of the STF decision is pending decision.

In addition, the company and its controlled companies have several lawsuits related to the matter, some with final and unappealable favorable decisions. Due to the tax regime applicable to the soft drinks and beer sector that has changed over time, the Company has lawsuits for three different periods: (i) 1990 to 2009, (ii) 2009 to 2015 (period in which the “REFRI Taxation Model” was in effect - special soft drinks and beer regime, provided for article 58-J of Law No. 10,833, of 2003) and (iii) from 2015 onwards (also known as “New Model Taxation").

In 2018, 2019 and 2020, the company and its controlled companies recognized, in accordance with IAS 37 / CPC 25, recoverable tax credits related to this matter in the total amount of R$5.4 billion, which R$1.1 billion is related to periods from 1990 to 2009 and from March 2017 (“New Model”) until each respective decision and R$4.3 billion related to the 2009 to 2015 (as explained below) as (i) the gain is virtually certain according to the specific circumstances of each specific case; and (ii) the amounts could be estimated with sufficient reliability, by collecting the respective documents and quantifying the related amount.

9 Net impact recognized in Brazil results in the 2019 period was R$ 212.5 million in the 3Q19, and R$ 382.1 million in the 4Q19. For the period of 2020, the amount recognized in Brazil consolidated results was R$ 2,121.2 million in the 4Q20 and in the YTD20. For more details, refer to page 15.

Page |16

Regarding the amount of R$4.3 billion mentioned above, the company recorded in 2020 a tax credit (before tax effects), of which R$ 2.5 billion in Other Operating Income, as described in our Consolidated Financial Statements Note 7 - Other Operating Income (Expenses), and R$1.8 billion in Financial Income, as described in Note 11 - Financial Expenses and Income. This amount is related to the lawsuit with final and unappealable decision that recognized the right of the Company and its controlled companies to obtain refund the overpaid amounts while REFRI taxation model was in place. In addition to the gain being virtually certain due to the circumstances of this specific case, the amount related to this matter could be estimated with sufficient reliability after several analysis made (with the assistance of our external consultants) that allowed: (i) the identification of the total ICMS included per liter in the retail selling prices that were verified by the Federal Government at the time and that had impact in the reference prices used as calculation basis for determination of the PIS and COFINS; and (ii) the result of exclusion of such total ICMS from the calculation basis of PIS and COFINS in the Company’s operations in the period.

In addition, as to the transactions realized after the decision of the STF, the company and its controlled companies have judicial decisions in place (in lawsuits filed prior to the decision of the STF) that recognize the right to exclude the ICMS declared on the invoice from the calculation basis of the PIS and COFINS, which corresponded to a total of R$ 2.7 billion already excluding the amount mentioned above. This amount represents a reduction in the PIS and COFINS expense recognized in a monthly basis, once it is not an extemporaneous credit.

For the period of the New Model before the STF decision , the company estimates that the contingent asset corresponds to R$1.9 billion, which will be recognized as the realization of the gain is virtually certain given the specific circumstances of the cases and upon confirmation of the estimated values with reasonable reliability.

Page |17

BEER BRAZIL10

The volume performance in the quarter was driven by consistent results from the implementation of our commercial strategy: our ability to adapt to changes in the market, operational excellence, resilience of our core brands, highly successful innovations and the growth of our premium portfolio. According to our estimates, we once again outperformed the industry.

The increase in cash COGS/hl is mostly explained by transactional FX and unfavorable packaging mix, as the weight of aluminum cans in the portfolio grew year over year.

The cash SG&A increased due to the phasing of marketing expenses to support our growth following the volume performance in the quarter, increased distribution costs from the increased transfer of products and last mile expenses related to our direct to consumer platform expansion.

Beer Brazil	4Q19	Scope 2019	4Q19 Scoped	Scope 2020	Currency Translation	Organic Growth	4Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	23,597.8		23,597.8			2,813.9	26,411.7	11.9%	11.9%

Net revenue	7,214.8		7,214.8			1,504.5	8,719.3	20.9%	20.9%
Net revenue/hl (R$)	305.7		305.7			24.4	330.1	8.0%	8.0%
COGS	(3,047.7)		(3,047.7)			(623.4)	(3,671.1)	20.5%	20.5%
COGS/hl (R$)	(129.2)		(129.2)			(9.8)	(139.0)	7.6%	7.6%
COGS excl. deprec. & amort.	(2,708.6)		(2,708.6)			(611.2)	(3,319.9)	22.6%	22.6%
COGS/hl excl. deprec. & amort. (R$)	(114.8)		(114.8)			(10.9)	(125.7)	9.5%	9.5%
Gross profit	4,167.1		4,167.1			881.1	5,048.2	21.1%	21.1%
% Gross margin	57.8%		57.8%				57.9%	10 bps	10 bps
SG&A excl. deprec. & amort.	(1,630.6)		(1,630.6)			(402.4)	(2,033.1)	24.7%	24.7%
SG&A deprec. & amort.	(310.8)		(310.8)			(4.0)	(314.7)	1.3%	1.3%
SG&A total	(1,941.4)		(1,941.4)			(406.4)	(2,347.8)	20.9%	20.9%
Other operating income/(expenses)	519.8	346.2	173.6	1,824.3		(25.3)	1,972.6	nm	-14.6%
Normalized EBIT	2,745.5	346.2	2,399.3	1,824.3	-	449.4	4,673.0	70.2%	18.7%
% Normalized EBIT margin	38.1%		33.3%				53.6%	1550 bps	-60 bps
Normalized EBITDA	3,395.3	346.2	3,049.1	1,824.3		465.5	5,338.9	57.2%	15.3%
% Normalized EBITDA margin	47.1%		42.3%				61.2%	1410 bps	-200 bps

Beer Brazil	YTD19	Scope 2019	YTD19 Scoped	Scope 2020	Currency Translation	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	80,263.7		80,263.7			4,527.9	84,791.7	5.6%	5.6%

Net revenue	23,765.5		23,765.5			2,187.6	25,953.0	9.2%	9.2%
Net revenue/hl (R$)	296.1		296.1			10.0	306.1	3.4%	3.4%
COGS	(10,037.9)		(10,037.9)			(1,903.7)	(11,941.7)	19.0%	19.0%
COGS/hl (R$)	(125.1)		(125.1)			(15.8)	(140.8)	12.6%	12.6%
COGS excl. deprec. & amort.	(8,736.5)		(8,736.5)			(1,875.2)	(10,611.7)	21.5%	21.5%
COGS/hl excl. deprec. & amort. (R$)	(108.8)		(108.8)			(16.3)	(125.2)	15.0%	15.0%
Gross profit	13,727.5		13,727.5			283.9	14,011.4	2.1%	2.1%
% Gross margin	57.8%		57.8%				54.0%	-380 bps	-380 bps
SG&A excl. deprec. & amort.	(6,038.5)		(6,038.5)			(671.3)	(6,709.8)	11.1%	11.1%
SG&A deprec. & amort.	(1,214.0)		(1,214.0)			(9.4)	(1,223.4)	0.8%	0.8%
SG&A total	(7,252.5)		(7,252.5)			(680.7)	(7,933.2)	9.4%	9.4%
Other operating income/(expenses)	1,110.3	538.8	571.6	1,824.3		(15.5)	2,380.3	114.4%	-2.7%
Normalized EBIT	7,585.4	538.8	7,046.6	1,824.3	-	(412.4)	8,458.5	11.5%	-5.9%
% Normalized EBIT margin	31.9%		29.7%				32.6%	70 bps	-410 bps
Normalized EBITDA	10,100.8	538.8	9,562.0	1,824.3	-	(374.4)	11,011.9	9.0%	-3.9%
% Normalized EBITDA margin	42.5%		40.2%				42.4%	-10 bps	-480 bps

10 Net impact recognized in Brazil Beer results in the 2019 period was R$ 192.5 million in the 3Q19, and R$ 346.2 million in the 4Q19. For the period of 2020, the amount recognized in Brazil consolidated results was R$ 1,824.3 million in the 4Q20 and in the YTD20. For more details, refer to page 15.

Page |18

NAB BRAZIL11

Volumes continued to accelerate growth in the quarter positively impacted by the recovery of consumption occasions as restrictions continued to be gradually lifted.

Despite the unfavorable brand and pack mix as the restrictions imposed on the on-trade channel continued to drive a shift to the off-trade channel as well as an increased weight of multi-serve packaging versus single serve, our NR/hl grew driven by our revenue management initiatives, such as asmarter promotional activity.

Cash COGS/hl performance was mostly driven by the unfavorable comparable in the previous year from phasing of tax credits.

The cash SG&A increased due to the phasing of marketing expenses due to the volume performance in the quarter.

NAB Brazil	4Q19	Scope 2019	4Q19 Scoped	Scope 2020	Currency Translation	Organic Growth	4Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	7,794.0		7,794.0			515.5	8,309.6	6.6%	6.6%

Net revenue	1,296.5		1,296.5			116.4	1,412.9	9.0%	9.0%
Net revenue/hl (R$)	166.3		166.3			3.7	170.0	2.2%	2.2%
COGS	(557.6)		(557.6)			(130.1)	(687.7)	23.3%	23.3%
COGS/hl (R$)	(71.5)		(71.5)			(11.2)	(82.8)	15.7%	15.7%
COGS excl. deprec. & amort.	(505.2)		(505.2)			(131.7)	(637.0)	26.1%	26.1%
COGS/hl excl. deprec. & amort. (R$)	(64.8)		(64.8)			(11.8)	(76.7)	18.3%	18.3%
Gross profit	738.9		738.9			(13.7)	725.2	-1.9%	-1.9%
% Gross margin	57.0%		57.0%				51.3%	-570 bps	-570 bps
SG&A excl. deprec. & amort.	(311.4)		(311.4)			(49.2)	(360.7)	15.8%	15.8%
SG&A deprec. & amort.	(51.3)		(51.3)			1.8	(49.5)	-3.4%	-3.4%
SG&A total	(362.7)		(362.7)			(47.5)	(410.1)	13.1%	13.1%
Other operating income/(expenses)	123.2	35.9	87.3	297.0		(1.4)	382.8	nm	-1.7%
Normalized EBIT	499.4	35.9	463.5	297.0	-	(62.6)	697.8	39.7%	-13.5%
% Normalized EBIT margin	38.5%		35.8%				49.4%	1090 bps	-740 bps
Normalized EBITDA	603.0	35.9	567.1	297.0		(66.0)	798.1	32.4%	-11.6%
% Normalized EBITDA margin	46.5%		43.7%				56.5%	1000 bps	-820 bps

NAB Brazil	YTD19	Scope 2019	YTD19 Scoped	Scope 2020	Currency Translation	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	26,542.9		26,542.9			(49.2)	26,493.7	-0.2%	-0.2%

Net revenue	4,364.4		4,364.4			(121.0)	4,243.5	-2.8%	-2.8%
Net revenue/hl (R$)	164.4		164.4			(4.3)	160.2	-2.6%	-2.6%
COGS	(2,058.4)		(2,058.4)			(112.8)	(2,171.2)	5.5%	5.5%
COGS/hl (R$)	(77.5)		(77.5)			(4.4)	(82.0)	5.7%	5.7%
COGS excl. deprec. & amort.	(1,855.5)		(1,855.5)			(121.6)	(1,977.1)	6.6%	6.6%
COGS/hl excl. deprec. & amort. (R$)	(69.9)		(69.9)			(4.7)	(74.6)	6.8%	6.8%
Gross profit	2,306.0		2,306.0			(233.8)	2,072.2	-10.1%	-10.1%
% Gross margin	52.8%		52.8%				48.8%	-400 bps	-400 bps
SG&A excl. deprec. & amort.	(1,182.4)		(1,182.4)			(32.9)	(1,215.4)	2.8%	2.8%
SG&A deprec. & amort.	(150.8)		(150.8)			(16.2)	(167.0)	10.7%	10.7%
SG&A total	(1,333.2)		(1,333.2)			(49.1)	(1,382.3)	3.7%	3.7%
Other operating income/(expenses)	310.7	55.8	254.8	297.0		(45.0)	506.8	63.1%	-17.6%
Normalized EBIT	1,283.5	55.8	1,227.7	297.0	-	(327.9)	1,196.8	-6.8%	-26.7%
% Normalized EBIT margin	29.4%		28.1%				28.2%	-120 bps	-690 bps
Normalized EBITDA	1,637.1	55.8	1,581.3	297.0		(320.5)	1,557.8	-4.8%	-20.3%
% Normalized EBITDA margin	37.5%		36.2%				36.7%	-80 bps	-650 bps

11 Net impact recognized in Brazil NAB results in the 2019 period was R$ 19.9 million in the 3Q19, and R$ 35.9 million in the 4Q19. For the period of 2020, the amount recognized in Brazil consolidated results was R$ 297.0 million in the 4Q20 and in the YTD20. For more details, refer to page 15.

Page |19

CENTRAL AMERICA AND THE CARIBBEAN (CAC)

The volume performance continued to be impacted by the restrictions adopted to mitigate the COVID-19 pandemic in the region.

Our NR/hl increased due to the above core mix contribution and the successful implementation of our revenue management initiatives.

Despite the volume decline, CAC managed to maintain a healthy 44.7% EBITDA margin in the quarter driven by the positive brand mix and the disciplined execution of our SG&A savings initiatives.

CAC	4Q19	Scope	Currency Translation	Organic Growth	4Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,789.7			(281.5)	3,508.2	-7.4%	-7.4%

Net revenue	1,953.2		484.9	4.6	2,442.6	25.1%	0.2%
Net revenue/hl (R$)	515.4		138.2	42.7	696.3	35.1%	8.3%
COGS	(843.7)		(213.7)	(10.4)	(1,067.8)	26.6%	1.2%
COGS/hl (R$)	(222.6)		(60.9)	(20.8)	(304.4)	36.7%	9.4%
COGS excl. deprec. & amort.	(752.2)		(189.6)	(9.5)	(951.3)	26.5%	1.3%
COGS/hl excl. deprec. & amort. (R$)	(198.5)		(54.0)	(18.6)	(271.2)	36.6%	9.4%
Gross profit	1,109.5		271.2	(5.8)	1,374.8	23.9%	-0.5%
% Gross margin	56.8%				56.3%	-50 bps	-40 bps
SG&A excl. deprec. & amort.	(349.2)		(85.7)	40.0	(395.0)	13.1%	-11.4%
SG&A deprec. & amort.	(65.9)		(15.4)	8.7	(72.6)	10.2%	-13.2%
SG&A total	(415.2)		(101.1)	48.6	(467.6)	12.6%	-11.7%
Other operating income/(expenses)	32.9		(1.1)	(36.4)	(4.6)	-113.9%	-110.7%
Normalized EBIT	727.2	-	169.0	6.4	902.6	24.1%	0.9%
% Normalized EBIT margin	37.2%				37.0%	-20 bps	30 bps
Normalized EBITDA	884.6		208.5	(1.4)	1,091.7	23.4%	-0.2%
% Normalized EBITDA margin	45.3%				44.7%	-60 bps	-20 bps

CAC	YTD19	Scope	Currency Translation	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	13,859.5			(2,408.3)	11,451.2	-17.4%	-17.4%

Net revenue	6,757.9		1,245.8	(684.4)	7,319.3	8.3%	-10.1%
Net revenue/hl (R$)	487.6		108.8	42.8	639.2	31.1%	8.8%
COGS	(2,934.1)		(571.4)	198.0	(3,307.5)	12.7%	-6.7%
COGS/hl (R$)	(211.7)		(49.9)	(27.2)	(288.8)	36.4%	12.9%
COGS excl. deprec. & amort.	(2,592.7)		(498.9)	209.9	(2,881.7)	11.1%	-8.1%
COGS/hl excl. deprec. & amort. (R$)	(187.1)		(43.6)	(21.0)	(251.7)	34.5%	11.2%
Gross profit	3,823.9		674.4	(486.4)	4,011.8	4.9%	-12.7%
% Gross margin	56.6%				54.8%	-180 bps	-160 bps
SG&A excl. deprec. & amort.	(1,289.0)		(246.4)	191.8	(1,343.6)	4.2%	-14.9%
SG&A deprec. & amort.	(205.0)		(45.1)	(5.2)	(255.3)	24.5%	2.5%
SG&A total	(1,494.0)		(291.5)	186.6	(1,598.9)	7.0%	-12.5%
Other operating income/(expenses)	85.8		(3.7)	(105.6)	(23.5)	-127.4%	-123.1%
Normalized EBIT	2,415.6	-	379.2	(405.4)	2,389.4	-1.1%	-16.8%
% Normalized EBIT margin	35.7%				32.6%	-310 bps	-260 bps
Normalized EBITDA	2,962.0		496.7	(388.3)	3,070.4	3.7%	-13.1%
% Normalized EBITDA margin	43.8%				41.9%	-190 bps	-140 bps

Page |20

LATIN AMERICA SOUTH (LAS)12

Volume growth in the region is explained by the good performance of Chile, Paraguay and Argentina. In Chile, volume growth was supported by the distribution partnership with Coca-Cola Andina and Embonor that started in November. In Paraguay our 1 liter returnable glass bottles strategy continued to drive volume growth. In Argentina, volumes grew due to the continuing efforts behind the premium segment as well as imposed price controls.

NR/hl increased in all our markets as a result of continued revenue management initiatives and inflation in Argentina, except in Bolivia, which was impacted by the continued restrictions affecting the on-trade.

The significant increase in Cash COGS/hl is mainly explained by transactional FX and pack mix, while the cash SG&A growth was mainly driven by the high inflation in Argentina despite effective management of our expenses in the region.

LAS	4Q19	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	4Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	9,877.1				609.6	10,486.7	6.2%	6.2%

Net revenue	3,247.2		(131.2)	(3.5)	508.0	3,620.5	11.5%	16.3%
Net revenue/hl (R$)	328.8		(12.5)	(2.3)	31.2	345.2	5.0%	9.5%
COGS	(1,260.6)		27.2	(15.6)	(584.3)	(1,833.3)	45.4%	47.9%
COGS/hl (R$)	(127.6)		2.6	0.4	(50.2)	(174.8)	37.0%	39.3%
COGS excl. deprec. & amort.	(1,085.1)		(0.4)	(17.0)	(530.6)	(1,633.1)	50.5%	50.4%
COGS/hl excl. deprec. & amort. (R$)	(109.9)		(0.0)	(0.1)	(45.7)	(155.7)	41.8%	41.6%
Gross profit	1,986.6		(104.0)	(19.0)	(76.3)	1,787.2	-10.0%	-4.0%
% Gross margin	61.2%					49.4%	-1180 bps	-1070 bps
SG&A excl. deprec. & amort.	(652.3)		60.5	0.3	(222.5)	(813.9)	24.8%	35.9%
SG&A deprec. & amort.	(79.1)		12.7	0.6	(5.3)	(71.2)	-10.0%	7.2%
SG&A total	(731.4)		73.2	1.0	(227.8)	(885.1)	21.0%	32.8%
Other operating income/(expenses)	14.6		(5.1)	(0.3)	(103.6)	(94.3)	nm	nm
Normalized EBIT	1,269.8	-	(35.9)	(18.3)	(407.7)	807.8	-36.4%	-33.2%
% Normalized EBIT margin	39.1%					22.3%	-1680 bps	-1680 bps
Normalized EBITDA	1,524.3		(76.1)	(20.4)	(348.7)	1,079.1	-29.2%	-23.8%
% Normalized EBITDA margin	46.9%					29.8%	-1710 bps	-1610 bps

LAS	YTD19	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	32,991.1				71.3	33,062.4	0.2%	0.2%

Net revenue	10,028.7		492.8		1,039.3	11,560.8	15.3%	10.4%
Net revenue/hl (R$)	304.0		14.9		30.8	349.7	15.0%	10.1%
COGS	(3,998.0)		(301.2)		(1,638.2)	(5,937.4)	48.5%	41.0%
COGS/hl (R$)	(121.2)		(9.1)		(49.3)	(179.6)	48.2%	40.7%
COGS excl. deprec. & amort.	(3,356.4)		(280.8)		(1,527.9)	(5,165.2)	53.9%	45.5%
COGS/hl excl. deprec. & amort. (R$)	(101.7)		(8.5)		(46.0)	(156.2)	53.6%	45.2%
Gross profit	6,030.7		191.6		(599.0)	5,623.3	-6.8%	-9.9%
% Gross margin	60.1%					48.6%	-1150 bps	-1100 bps
SG&A excl. deprec. & amort.	(2,264.5)		(92.6)		(550.2)	(2,907.4)	28.4%	24.3%
SG&A deprec. & amort.	(276.0)		(5.6)		(44.2)	(325.9)	18.1%	16.0%
SG&A total	(2,540.5)		(98.3)		(594.5)	(3,233.3)	27.3%	23.4%
Other operating income/(expenses)	(18.0)		(7.0)		(134.9)	(159.9)	nm	nm
Normalized EBIT	3,472.2		86.2		(1,328.3)	2,230.2	-35.8%	-38.3%
% Normalized EBIT margin	34.6%					19.3%	-1530 bps	-1520 bps
Normalized EBITDA	4,389.8		112.3		(1,173.8)	3,328.3	-24.2%	-26.7%
% Normalized EBITDA margin	43.8%					28.8%	-1500 bps	-1470 bps

12 Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 25.

Page |21

CANADA13

In Canada volumes declined driven by a negative industry. During the quarter COVID-19 cases peaked once again and restrictions were tightened. During the Winter season, in-home occasions decreased if compared to previous quarters. However, we estimate another quarter of market share gains from the strong performance of our premium and beyond beer portfolio.

The NR/hl decrease in Canada was driven by unfavorable channel and pack mix partially offset by brand mix.

Cash COGS/hl increased, driven by channel and pack mix.

Canada	4Q19	Scope	Currency Translation	Organic Growth	4Q20	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,237.1	31.6		(42.8)	2,225.9	-0.5%	-1.9%

Net revenue	1,763.1	36.3	645.3	(83.5)	2,361.3	33.9%	-4.7%
Net revenue/hl (R$)	788.1	5.0	289.9	(22.3)	1,060.8	34.6%	-2.8%
COGS	(669.8)	(21.3)	(254.8)	7.9	(938.0)	40.0%	-1.2%
COGS/hl (R$)	(299.4)	(5.2)	(114.5)	(2.3)	(421.4)	40.7%	0.8%
COGS excl. deprec. & amort.	(623.9)	(21.3)	(235.2)	15.1	(865.3)	38.7%	-2.4%
COGS/hl excl. deprec. & amort. (R$)	(278.9)	(5.5)	(105.7)	1.3	(388.7)	39.4%	-0.5%
Gross profit	1,093.3	15.1	390.5	(75.6)	1,423.3	30.2%	-6.9%
% Gross margin	62.0%				60.3%	-170 bps	-140 bps
SG&A excl. deprec. & amort.	(631.7)	(30.3)	(233.0)	9.8	(885.2)	40.1%	-1.5%
SG&A deprec. & amort.	(52.5)	(0.1)	(17.3)	5.0	(64.9)	23.7%	-9.4%
SG&A total	(684.2)	(30.3)	(250.3)	14.7	(950.2)	38.9%	-2.2%
Other operating income/(expenses)	9.9	-	3.3	5.4	18.7	88.2%	54.6%
Normalized EBIT	419.0	(15.3)	143.6	(55.5)	491.8	17.4%	-13.2%
% Normalized EBIT margin	23.8%				20.8%	-300 bps	-220 bps
Normalized EBITDA	517.4	(15.2)	180.5	(53.2)	629.4	21.7%	-10.3%
% Normalized EBITDA margin	29.3%				26.7%	-260 bps	-170 bps

Canada	YTD19	Scope	Currency Translation	Organic Growth	YTD20	% As Reported	% Organic
R$ million
Volume ('000 hl)	9,585.7	196.2		217.0	9,998.9	4.3%	2.3%

Net revenue	7,088.6	180.1	2,026.5	7.2	9,302.4	31.2%	0.1%
Net revenue/hl (R$)	739.5	3.6	202.7	(15.4)	930.3	25.8%	-2.1%
COGS	(2,649.8)	(93.3)	(803.1)	(162.1)	(3,708.3)	39.9%	6.1%
COGS/hl (R$)	(276.4)	(4.0)	(80.3)	(10.1)	(370.9)	34.2%	3.7%
COGS excl. deprec. & amort.	(2,464.6)	(93.3)	(746.5)	(149.0)	(3,453.4)	40.1%	6.0%
COGS/hl excl. deprec. & amort. (R$)	(257.1)	(4.4)	(74.7)	(9.2)	(345.4)	34.3%	3.6%
Gross profit	4,438.8	86.8	1,223.5	(154.9)	5,594.2	26.0%	-3.5%
% Gross margin	62.6%				60.1%	-250 bps	-220 bps
SG&A excl. deprec. & amort.	(2,550.5)	(74.2)	(694.8)	117.8	(3,201.6)	25.5%	-4.6%
SG&A deprec. & amort.	(156.8)	(0.8)	(48.4)	(12.7)	(218.7)	39.5%	8.1%
SG&A total	(2,707.3)	(75.0)	(743.2)	105.1	(3,420.4)	26.3%	-3.9%
Other operating income/(expenses)	(16.1)		(5.4)	(2.9)	(24.4)	51.7%	18.0%
Normalized EBIT	1,715.4	11.8	474.9	(52.7)	2,149.4	25.3%	-3.1%
% Normalized EBIT margin	24.2%				23.1%	-110 bps	-80 bps
Normalized EBITDA	2,057.4	12.7	579.9	(26.9)	2,623.0	27.5%	-1.3%
% Normalized EBITDA margin	29.0%				28.2%	-80 bps	-40 bps

13 The scope change in Canada refers to the acquisition, in January 2020, of G&W Distilling Inc, a company that produces a portfolio of ready-to-drink beverages.

Page |22

OTHER OPERATING INCOME/EXPENSES

Other operating income increased mainly due to the recognition of tax credits. For details, see page 15.

Other operating income/(expenses)	4Q19	4Q20	YTD19	YTD20
R$ million

Government grants/NPV of long term fiscal incentives	250.4	254.0	761.3	735.9
Credits/(debits) taxes extemporaneous	382.1	2,121.2	594.6	2,121.2
(Additions to)/reversals of provisions	(36.4)	(36.0)	(37.8)	(70.1)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	3.1	49.4	30.7	27.2
Net other operating income/(expenses)	101.3	(113.4)	123.8	(135.0)

Other operating income/(expenses)	700.4	2,275.2	1,472.7	2,679.4

EXCEPTIONAL ITEMS

Exceptional items correspond to (i) exceptional expenses incurred in relation to the COVID-19 pandemic, including the actions taken to ensure the health and safety of our employees, such as the acquisition of hand-sanitizer, masks and additional cleaning of our facilities, as well as donations to the broader community, and (ii) restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

The company will relabel in future disclosures “Exceptional items” to “non-underlying” items. The change will be effective with the results announcements of the first quarter of 2021.

Exceptional items	4Q19	4Q20	YTD19	YTD20
R$ million

Costs from business combination		(0.7)		(18.2)
Restructuring	(37.6)	(52.8)	(101.8)	(146.5)
IAS 29/CPC 42 (hyperinflation) application effect	(2.6)	(5.9)	(5.4)	(9.3)
COVID-19 impact		(80.1)		(263.2)
State amnesty	(290.1)		(290.1)
Other		(0.7)		(14.8)

Exceptional items	(330.4)	(140.2)	(397.2)	(452.0)

Page |23

NET FINANCE RESULTS

The net finance results performance in the fourth quarter is broken down as follows:

•	Interest income was R$ 1,875.3 million, impacted by the gains related to the R$ 1,753 gains from tax credits (page 15). On a recurring basis, the result was mostly driven by our interest income on cash balance investments in Brazil of R$ 44.3 million and Selic rate update on Income Tax to Recover/Other legal claims of R$ 9.9 million;
•	Interest expenses was R$ 388.7 million, mainly impacted by: (i) fair value adjustments of payables as determined by IFRS 13 (CPC 46) of R$ 138 million, (ii) interest expenses on debts, overdrafts in Argentina of R$ 70.4 million, (iii) lease liabilities of R$ 63.2 million, (iv) fiscal incentives interest accruals of R$ 46.8 million;
•	Losses on derivative instruments of R$ 208.6 million, mainly explained by: (i) hedging carry costs linked to our FX, COGS and Capex exposure in Argentina of US$ 550 million, approximately 55% of our principal, (ii) hedging carry costs linked to our FX, COGS and Capex exposure in Brasil of US$ 1.5 billion, approximately 1.5% of our principal, (iii) equity swap mark to market gains of R$ 227.4 million (57 million shares);
•	Losses on non-derivative instruments of R$ 54.5 million, mainly explained by (i) a gain of R$ 75.9 million of fair value adjustment in connection with the renegotiation of CND put option structure, and (ii) losses on balance sheet consolidation (intercompany and third-party payables), mostly linked to the Argentinean Peso and the Brazilian Real depreciation of R$ 130.4 million;
•	Taxes on financial transactions of R$ 155 million mainly impacted by taxes of R$ 81.7 million on interest income of one-off gains from tax credits (page 15);
•	Other financial expenses of R$ 212.1 million, mainly explained by letters of credit expenses, accruals on legal contingencies and pension plan expenses and debt issuance fees;
•	Non-cash financial income of R$ 188.8 million resulting from the adoption of Hyperinflation Accounting in Argentina, as detailed on page 25.

Net finance results	4Q19	4Q20	YTD19	YTD20
R$ million

Interest income	151.2	1,875.3	1,068.0	2,245.5
Interest expenses	(346.3)	(388.7)	(1,514.3)	(1,786.6)
Gains/(losses) on derivative instruments	(575.7)	(208.6)	(1,286.1)	(1,919.3)
Gains/(losses) on non-derivative instruments	(532.8)	(54.5)	(951.9)	(457.4)
Taxes on financial transactions	(71.8)	(155.2)	(202.1)	(335.0)
Other financial income/(expenses), net	(187.6)	(216.3)	(551.2)	(629.0)

Exceptional financial income/(expenses), net	(92.9)		(18.2)
Hyperinflation Argentina	91.8	188.8	346.2	447.4

Net finance results	(1,564.3)	1,040.9	(3,109.6)	(2,434.4)

Page |24

DEBT BREAKDOWN

Debt breakdown	December 31, 2019			December 31, 2020
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	474.3	1,881.9	2,356.2	2,232.7	1,622.1	3,854.8
Foreign Currency	178.9	527.7	706.6	506.1	431.4	937.4
Consolidated Debt	653.1	2,409.7	3,062.8	2,738.8	2,053.5	4,792.2

Cash and Cash Equivalents less Bank Overdrafts			11,900.6			17,090.3
Current Investment Securities			14.6			1,700.0

Net debt/(cash)			(8,852.4)			(13,998.1)

PROVISION FOR INCOME TAX & SOCIAL

The table below demonstrates the tax and social contribution provision.

Income tax and social contribution	4Q19	4Q20	YTD19	YTD20
R$ million

Profit before tax	3,755.0	8,464.3	12,943.0	13,494.4

Adjustment on taxable basis
Non-taxable other income (i)	(356.6)	89.4	(1,067.1)	(630.8)
Goverment grants (VAT)	(597.8)	(419.1)	(1,896.0)	(1,624.9)
Share of results of joint ventures	11.2	9.4	22.3	43.3
Expenses not deductible	84.4	111.5	378.2	356.5
Foreign profits taxed in Brazil	(42.7)	30.4	210.9	463.0
	2,853.6	8,285.9	10,591.3	12,101.5
Aggregated weighted nominal tax rate	28.1%	31.5%	28.9%	30.3%
Taxes – nominal rate	(801.3)	(2,613.6)	(3,064.7)	(3,662.1)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	1,484.1	1,035.3	2,623.8	2,213.2
Tax benefit - amortization on tax books	19.4	19.4	80.5	77.5
Argentina's hyperinflation effect	40.6	(2.7)	1.4	(50.5)
Other tax adjustments	(278.9)	(12.3)	(395.7)	(340.6)

Income tax and social contribution expense	463.9	(1,573.9)	(754.7)	(1,762.5)
Effective tax rate	-12.4%	18.6%	5.8%	13.1%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of December 31, 2020.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,911,349	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,396,016,130	27.9%
Outstanding	15,734,914,780	100.0%
Treasury	203,185
TOTAL	15,735,117,965
Free float B3	3,032,124,579	19.3%
Free float NYSE	1,363,891,551	8.7%

Page |25

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year to date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., December 31, 2020 closing rate for 4Q20 and FY20 results).

The Hyperinflation Accounting impacts on FY20 results from the combined effect of (i) the indexation to reflect changes in purchasing power on the FY20 results against a dedicated line in the finance results, and (ii) the difference between the translation of the FY20 results at the closing exchange rate of December 31, 2020 and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies. 4Q20 results under Hyperinflation Accounting are calculated as the difference between reported FY20 and 4Q20 results.

The impacts in 4Q19, FY19, 4Q20 and FY20 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	4Q19	4Q20	FY19	FY20
Indexation(1)	437.7	366.2	850.5	760.0
Currency(2)	(270.3)	(899.8)	(952.2)	(951.6)
Total Impact	167.4	(533.6)	(101.7)	(191.7)

Normalized EBITDA
R$ million	4Q19	4Q20	FY19	FY20
Indexation(1)	185.7	94.5	357.1	221.2
Currency(2)	(125.8)	(259.1)	(426.5)	(275.2)
Total Impact	60.0	(164.6)	(69.3)	(53.9)

BRLARS average rate			11.9757	13.5962
BRLARS closing rate	14.8583	16.1919	14.8583	16.1919

(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 4Q20, the transition to Hyperinflation Accounting in accordance with the IFRS rules, resulted in (i) a positive R$ 188.8 million adjustment reported in the finance results; (ii) a positive impact on the Profit of R$ 143.8 million; (iii) a positive impact on the Normalized Profit of R$ 137.4 million; and (iv) a positive impact of R$ 0.01 on EPS, as well as on Normalized EPS.

In YTD20, the consequences of the transition were (i) a positive R$ 447.4 million adjustment reported in the finance results; (ii) a positive impact on the Profit of R$ 70.2 million; (iii) a positive impact on the Normalized Profit of R$ 65.6 million; and (iv) no material impact on EPS, as well as on Normalized EPS.

The 4Q20 results are calculated by deducting from the FY results the 9M results as published. As a consequence, LAS and Consolidated 4Q19 and 4Q20 results are impacted by the adjustment of 9M results for the cumulative inflation between September 30 and December 31, as well as by the translation of 9M results at the FY closing exchange rate, of December 31, as follows:

Page |26

LAS - 9M As Reported	9M19	Scope	Currency Translation	Organic Growth	9M20	% Organic
Net revenue	10,028.7		492.8	1,039.3	11,560.8	10.4%
COGS	(3,998.0)		(301.2)	(1,638.2)	(5,937.4)	41.0%
COGS excl. deprec. & amort.	(3,356.4)		(280.8)	(1,527.9)	(5,165.2)	45.5%
Gross profit	6,030.7		191.6	(599.0)	5,623.3	-9.9%
SG&A excl. deprec. & amort.	(2,264.5)		(92.6)	(550.2)	(2,907.4)	24.3%
SG&A deprec. & amort.	(276.0)		(5.6)	(44.2)	(325.9)	16.0%
SG&A total	(2,540.5)		(98.3)	(594.5)	(3,233.3)	23.4%
Other operating income/(expenses)	(18.0)		(7.0)	(134.9)	(159.9)	nm
Normalized EBIT	3,472.2		86.2	(1,328.3)	2,230.2	-38.3%
Normalized EBITDA	4,389.8		112.3	(1,173.8)	3,328.3	-26.7%

LAS - 9M Recalculated at FY Exchange Rates	9M19	Scope	Currency Translation	Organic Growth	9M20	% Organic
Net revenue	10,152.7		36.1	1,035.8	11,224.6	10.2%
COGS	(4,039.9)		(83.4)	(1,653.8)	(5,777.1)	40.9%
COGS excl. deprec. & amort.	(3,387.7)		(97.5)	(1,545.0)	(5,030.2)	45.6%
Gross profit	6,112.8		(47.3)	(618.0)	5,447.5	-10.1%
SG&A excl. deprec. & amort.	(2,296.7)		28.1	(549.9)	(2,818.5)	23.9%
SG&A deprec. & amort.	(281.0)		10.9	(43.6)	(313.7)	15.5%
SG&A total	(2,577.7)		39.0	(593.5)	(3,132.3)	23.0%
Other operating income/(expenses)	(19.4)		(0.5)	(135.1)	(155.1)	nm
Normalized EBIT	3,515.6		(8.8)	(1,346.6)	2,160.2	-38.3%
Normalized EBITDA	4,448.8		(33.9)	(1,194.2)	3,220.7	-26.8%

LAS - 9M Recalculation Impact in 4Q	9M19	Scope	Currency Translation	Organic Growth	9M20	% Organic
Net revenue	124.0		(456.7)	(3.5)	(336.2)
COGS	(41.9)		217.9	(15.6)	160.4
COGS excl. deprec. & amort.	(31.3)		183.3	(17.0)	134.9
Gross profit	82.0		(238.9)	(19.0)	(175.8)
SG&A excl. deprec. & amort.	(32.2)		120.7	0.3	88.9
SG&A deprec. & amort.	(5.0)		16.5	0.6	12.2
SG&A total	(37.2)		137.2	1.0	101.0
Other operating income/(expenses)	(1.5)		6.5	(0.3)	4.8
Normalized EBIT	43.4		(95.1)	(18.3)	(70.0)
Normalized EBITDA	59.0		(146.2)	(20.4)	(107.6)

In the corresponding sections, the impacts above are excluded from organic calculation and are identified separately in the columns labeled “IAS 29 9M Impact”. Organic percentage growth rates for 4Q20 are calculated by considering the “Organic growth” reported in the tables in the applicable sections, over 4Q19 base adjusted for the 9M19 recalculation.

Page |27

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q19	4Q20	YTD19	YTD20
R$ million

Profit - Ambev holders	4,099.7	6,786.0	11,780.0	11,379.4
Non-controlling interest	119.3	104.4	408.4	352.5
Income tax expense	(463.9)	1,573.9	754.7	1,762.5
Profit before taxes	3,755.0	8,464.3	12,943.0	13,494.4
Share of results of joint ventures	11.2	9.4	22.3	43.3
Net finance results	1,564.3	(1,040.9)	3,109.6	2,434.4
Exceptional items	330.4	140.2	397.2	452.0
Normalized EBIT	5,660.9	7,573.0	16,472.1	16,424.2
Depreciation & amortization - total	1,263.8	1,364.2	4,675.0	5,167.3
Normalized EBITDA	6,924.7	8,937.2	21,147.1	21,591.5

Page |28

Q4 2020 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto
Chief Executive Officer

Lucas Machado Lira
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	February 25, 2020 (Thursday)

Time:	12:30 (Brasília time)
10:30 (EST)

Phone number:	Brazil participants	+ 55 (11) 3181-8565
	US participants	+ 1 (844) 204-8942
	International participants	+ 1 (412) 717-9627

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet. Please access the following links:

English: https://webcastlite.mziq.com/cover.html?webcastId=625073e9-4e62-4482-8ba8-5a886f6d9760

Portuguese: https://webcastlite.mziq.com/cover.html?webcastId=ff936618-8ec2-4894-9e23-856c7b5db2c9

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Juan Paz	Felipe Trotta

guilherme.yokaichiya@ambev.com.br	juan.paz@ambev.com.br	felipe.trotta@ambev.com.br

ri.ambev.com.br

Page |29

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2019 (3Q19). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Page |30

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	4Q19	4Q20%		4Q19	4Q20%		4Q19	4Q20%		4Q19	4Q20%		4Q19	4Q20%		4Q19	4Q20%		4Q19	4Q20%
Volume (000 hl)	23,597.8	26,411.7	11.9%	7,794.0	8,309.6	6.6%	31,391.8	34,721.2	10.6%	3,789.7	3,508.2	-7.4%	9,877.1	10,486.7	6.2%	2,237.1	2,225.9	-1.9%	47,295.7	50,942.0	7.6%

R$ million
Net revenue	7,214.8	8,719.3	20.9%	1,296.5	1,412.9	9.0%	8,511.3	10,132.2	19.0%	1,953.2	2,442.6	0.2%	3,247.2	3,620.5	16.3%	1,763.1	2,361.3	-4.7%	15,474.7	18,556.6	13.4%
% of total	46.6%	47.0%		8.4%	7.6%		55.0%	54.6%		12.6%	13.2%		21.0%	19.5%		11.4%	12.7%		100.0%	100.0%
COGS	(3,047.7)	(3,671.1)	20.5%	(557.6)	(687.7)	23.3%	(3,605.3)	(4,358.8)	20.9%	(843.7)	(1,067.8)	1.2%	(1,260.6)	(1,833.3)	47.9%	(669.8)	(938.0)	-1.2%	(6,379.4)	(8,197.9)	21.1%
% of total	47.8%	44.8%		8.7%	8.4%		56.5%	53.2%		13.2%	13.0%		19.8%	22.4%		10.5%	11.4%		100.0%	100.0%
Gross profit	4,167.1	5,048.2	21.1%	738.9	725.2	-1.9%	4,905.9	5,773.4	17.7%	1,109.5	1,374.8	-0.5%	1,986.6	1,787.2	-4.0%	1,093.3	1,423.3	-6.9%	9,095.3	10,358.7	7.9%
% of total	45.8%	48.7%		8.1%	7.0%		53.9%	55.7%		12.2%	13.3%		21.8%	17.3%		12.0%	13.7%		100.0%	100.0%
SG&A	(1,941.4)	(2,347.8)	20.9%	(362.7)	(410.1)	13.1%	(2,304.0)	(2,757.9)	19.7%	(415.2)	(467.6)	-11.7%	(731.4)	(885.1)	32.8%	(684.2)	(950.2)	-2.2%	(4,134.8)	(5,060.8)	15.1%
% of total	47.0%	46.4%		8.8%	8.1%		55.7%	54.5%		10.0%	9.2%		17.7%	17.5%		16.5%	18.8%		100.0%	100.0%
Other operating income/(expenses)	519.8	1,972.6	-14.6%	123.2	382.8	-1.7%	642.9	2,355.4	-10.2%	32.9	(4.6)	-110.7%	14.6	(94.3)	nm	9.9	18.7	54.6%	700.4	2,275.2	-50.4%
% of total	74.2%	86.7%		17.6%	16.8%		91.8%	103.5%		4.7%	-0.2%		2.1%	-4.1%		1.4%	0.8%		100.0%	100.0%
Normalized EBIT	2,745.5	4,673.0	18.7%	499.4	697.8	-13.5%	3,244.9	5,370.8	13.5%	727.2	902.6	0.9%	1,269.8	807.8	-33.2%	419.0	491.8	-13.2%	5,660.9	7,573.0	-1.3%
% of total	48.5%	61.7%		8.8%	9.2%		57.3%	70.9%		12.8%	11.9%		22.4%	10.7%		7.4%	6.5%		100.0%	100.0%
Normalized EBITDA	3,395.3	5,338.9	15.3%	603.0	798.1	-11.6%	3,998.3	6,137.0	11.0%	884.6	1,091.7	-0.2%	1,524.3	1,079.1	-23.8%	517.4	629.4	-10.3%	6,924.7	8,937.2	-0.1%
% of total	49.0%	59.7%		8.7%	8.9%		57.7%	68.7%		12.8%	12.2%		22.0%	12.1%		7.5%	7.0%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-42.2%	-42.1%		-43.0%	-48.7%		-42.4%	-43.0%		-43.2%	-43.7%		-38.8%	-50.6%		-38.0%	-39.7%		-41.2%	-44.2%
Gross profit	57.8%	57.9%		57.0%	51.3%		57.6%	57.0%		56.8%	56.3%		61.2%	49.4%		62.0%	60.3%		58.8%	55.8%
SG&A	-26.9%	-26.9%		-28.0%	-29.0%		-27.1%	-27.2%		-21.3%	-19.1%		-22.5%	-24.4%		-38.8%	-40.2%		-26.7%	-27.3%
Other operating income/(expenses)	7.2%	22.6%		9.5%	27.1%		7.6%	23.2%		1.7%	-0.2%		0.4%	-2.6%		0.6%	0.8%		4.5%	12.3%
Normalized EBIT	38.1%	53.6%		38.5%	49.4%		38.1%	53.0%		37.2%	37.0%		39.1%	22.3%		23.8%	20.8%		36.6%	40.8%
Normalized EBITDA	47.1%	61.2%		46.5%	56.5%		47.0%	60.6%		45.3%	44.7%		46.9%	29.8%		29.3%	26.7%		44.7%	48.2%

Per hectoliter - (R$/hl)
Net revenue	305.7	330.1	8.0%	166.3	170.0	2.2%	271.1	291.8	7.6%	515.4	696.3	8.3%	328.8	345.2	9.5%	788.1	1,060.8	-2.8%	327.2	364.3	5.2%
COGS	(129.2)	(139.0)	7.6%	(71.5)	(82.8)	15.7%	(114.8)	(125.5)	9.3%	(222.6)	(304.4)	9.4%	(127.6)	(174.8)	39.3%	(299.4)	(421.4)	0.8%	(134.9)	(160.9)	12.6%
Gross profit	176.6	191.1	8.2%	94.8	87.3	-7.9%	156.3	166.3	6.4%	292.8	391.9	7.5%	201.1	170.4	-10.3%	488.7	639.4	-5.0%	192.3	203.3	-0.1%
SG&A	(82.3)	(88.9)	8.1%	(46.5)	(49.4)	6.1%	(73.4)	(79.4)	8.2%	(109.5)	(133.3)	-4.6%	(74.1)	(84.4)	23.4%	(305.9)	(426.9)	-0.2%	(87.4)	(99.3)	6.7%
Other operating income/(expenses)	22.0	74.7	-135.6%	15.8	46.1	-28.9%	20.5	67.8	-96.8%	8.7	(1.3)	-111.5%	1.5	(9.0)	nm	4.4	8.4	56.8%	14.8	44.7	-101.5%
Normalized EBIT	116.3	176.9	-2.0%	64.1	84.0	-22.9%	103.4	154.7	-4.5%	191.9	257.3	9.0%	128.6	77.0	-37.4%	187.3	221.0	-11.5%	119.7	148.7	-11.5%
Normalized EBITDA	143.9	202.1	-3.4%	77.4	96.0	-20.4%	127.4	176.8	-5.2%	233.4	311.2	7.9%	154.3	102.9	-28.6%	231.3	282.8	-8.5%	146.4	175.4	-9.7%

Page |31
Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD19	YTD20%		YTD19	YTD20%		YTD19	YTD20%		YTD19	YTD20%		YTD19	YTD20%		YTD19	YTD20%		YTD19	YTD20%
Volume (000 hl)	80,263.7	84,791.7	5.6%	26,542.9	26,493.7	-0.2%	106,806.7	111,285.4	4.2%	13,859.5	11,451.2	-17.4%	32,991.1	33,062.4	0.2%	9,585.7	9,998.9	2.3%	163,243.0	165,797.9	1.4%

R$ million
Net revenue	23,765.5	25,953.0	9.2%	4,364.4	4,243.5	-2.8%	28,129.9	30,196.5	7.3%	6,757.9	7,319.3	-10.1%	10,028.7	11,560.8	10.4%	7,088.6	9,302.4	0.1%	52,005.1	58,379.0	4.7%
% of total	45.7%	44.5%		8.4%	7.3%		54.1%	51.7%		13.0%	12.5%		19.3%	19.8%		13.6%	15.9%		100.0%	100.0%
COGS	(10,037.9)	(11,941.7)	19.0%	(2,058.4)	(2,171.2)	5.5%	(12,096.3)	(14,112.9)	16.7%	(2,934.1)	(3,307.5)	-6.7%	(3,998.0)	(5,937.4)	41.0%	(2,649.8)	(3,708.3)	6.1%	(21,678.2)	(27,066.1)	16.7%
% of total	46.3%	44.1%		9.5%	8.0%		55.8%	52.1%		13.5%	12.2%		18.4%	21.9%		12.2%	13.7%		100.0%	100.0%
Gross profit	13,727.5	14,011.4	2.1%	2,306.0	2,072.2	-10.1%	16,033.6	16,083.6	0.3%	3,823.9	4,011.8	-12.7%	6,030.7	5,623.3	-9.9%	4,438.8	5,594.2	-3.5%	30,327.0	31,312.9	-3.9%
% of total	45.3%	44.7%		7.6%	6.6%		52.9%	51.4%		12.6%	12.8%		19.9%	18.0%		14.6%	17.9%		100.0%	100.0%
SG&A	(7,252.5)	(7,933.2)	9.4%	(1,333.2)	(1,382.3)	3.7%	(8,585.7)	(9,315.5)	8.5%	(1,494.0)	(1,598.9)	-12.5%	(2,540.5)	(3,233.3)	23.4%	(2,707.3)	(3,420.4)	-3.9%	(15,327.5)	(17,568.1)	6.7%
% of total	47.3%	45.2%		8.7%	7.9%		56.0%	53.0%		9.7%	9.1%		16.6%	18.4%		17.7%	19.5%		100.0%	100.0%
Other operating income/(expenses)	1,110.3	2,380.3	-2.7%	310.7	506.8	-17.6%	1,421.0	2,887.2	-7.3%	85.8	(23.5)	-123.1%	(18.0)	(159.9)	nm	(16.1)	(24.4)	18.0%	1,472.7	2,679.4	-34.6%
% of total	75.4%	88.8%		21.1%	18.9%		96.5%	107.8%		5.8%	-0.9%		-1.2%	-6.0%		-1.1%	-0.9%		100.0%	100.0%
Normalized EBIT	7,585.4	8,458.5	-5.9%	1,283.5	1,196.8	-26.7%	8,868.9	9,655.3	-8.9%	2,415.6	2,389.4	-16.8%	3,472.2	2,230.2	-38.3%	1,715.4	2,149.4	-3.1%	16,472.1	16,424.2	-15.9%
% of total	46.0%	51.5%		7.8%	7.3%		53.8%	58.8%		14.7%	14.5%		21.1%	13.6%		10.4%	13.1%		100.0%	100.0%
Normalized EBITDA	10,100.8	11,011.9	-3.9%	1,637.1	1,557.8	-20.3%	11,737.9	12,569.7	-6.2%	2,962.0	3,070.4	-13.1%	4,389.8	3,328.3	-26.7%	2,057.4	2,623.0	-1.3%	21,147.1	21,591.5	-11.1%
% of total	47.8%	51.0%		7.7%	7.2%		55.5%	58.2%		14.0%	14.2%		20.8%	15.4%		9.7%	12.1%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-42.2%	-46.0%		-47.2%	-51.2%		-43.0%	-46.7%		-43.4%	-45.2%		-39.9%	-51.4%		-37.4%	-39.9%		-41.7%	-46.4%
Gross profit	57.8%	54.0%		52.8%	48.8%		57.0%	53.3%		56.6%	54.8%		60.1%	48.6%		62.6%	60.1%		58.3%	53.6%
SG&A	-30.5%	-30.6%		-30.5%	-32.6%		-30.5%	-30.8%		-22.1%	-21.8%		-25.3%	-28.0%		-38.2%	-36.8%		-29.5%	-30.1%
Other operating income/(expenses)	4.7%	9.2%		7.1%	11.9%		5.1%	9.6%		1.3%	-0.3%		-0.2%	-1.4%		-0.2%	-0.3%		2.8%	4.6%
Normalized EBIT	31.9%	32.6%		29.4%	28.2%		31.5%	32.0%		35.7%	32.6%		34.6%	19.3%		24.2%	23.1%		31.7%	28.1%
Normalized EBITDA	42.5%	42.4%		37.5%	36.7%		41.7%	41.6%		43.8%	41.9%		43.8%	28.8%		29.0%	28.2%		40.7%	37.0%

Per hectoliter - (R$/hl)
Net revenue	296.1	306.1	3.4%	164.4	160.2	-2.6%	263.4	271.3	3.0%	487.6	639.2	8.8%	304.0	349.7	10.1%	739.5	930.3	-2.1%	318.6	352.1	3.2%
COGS	(125.1)	(140.8)	12.6%	(77.5)	(82.0)	5.7%	(113.3)	(126.8)	12.0%	(211.7)	(288.8)	12.9%	(121.2)	(179.6)	40.7%	(276.4)	(370.9)	3.7%	(132.8)	(163.2)	15.0%
Gross profit	171.0	165.2	-3.4%	86.9	78.2	-10.0%	150.1	144.5	-3.7%	275.9	350.3	5.6%	182.8	170.1	-10.1%	463.1	559.5	-5.5%	185.8	188.9	-5.3%
SG&A	(90.4)	(93.6)	3.5%	(50.2)	(52.2)	3.9%	(80.4)	(83.7)	4.1%	(107.8)	(139.6)	5.9%	(77.0)	(97.8)	23.1%	(282.4)	(342.1)	-5.9%	(93.9)	(106.0)	5.2%
Other operating income/(expenses)	13.8	28.1	-25.0%	11.7	19.1	-17.3%	13.3	25.9	-21.4%	6.2	(2.1)	-127.9%	(0.5)	(4.8)	nm	(1.7)	(2.4)	15.1%	9.0	16.2	-38.9%
Normalized EBIT	94.5	99.8	-12.3%	48.4	45.2	-26.5%	83.0	86.8	-13.6%	174.3	208.7	0.7%	105.2	67.5	-38.4%	179.0	215.0	-5.1%	100.9	99.1	-17.3%
Normalized EBITDA	125.8	129.9	-10.1%	61.7	58.8	-20.1%	109.9	113.0	-10.8%	213.7	268.1	5.2%	133.1	100.7	-26.9%	214.6	262.3	-3.4%	129.5	130.2	-12.5%

Page |32

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2019	December 31, 2020

Assets
Current assets
Cash and cash equivalents	11,900.7	17,090.3
Investment securities	14.6	1,700.0
Derivative financial instruments	172.1	505.9
Trade receivables	4,495.5	4,303.1
Inventories	5,978.6	7,605.9
Income tax and social contributions receivable	1,831.4	1,759.2
Other taxes receivable	2,242.7	1,527.9
Other assets	985.6	850.1
	27,621.1	35,342.6

Non-current assets
Investment securities	163.6	213.9
Derivative financial instruments	1.2	3.4
Income tax and social contributions receivable	4,331.9	4,495.0
Deferred tax assets	2,950.1	4,560.8
Other taxes receivable	671.1	5,695.8
Other assets	1,751.7	2,141.6
Employee benefits	56.2	33.6
Investments in joint ventures	303.4	337.4
Property, plant and equipment	22,576.3	24,768.4
Intangible	6,306.4	7,580.6
Goodwill	35,009.9	40,023.5
	74,121.8	89,854.0

Total assets	101,742.9	125,196.6

Equity and liabilities
Current liabilities
Trade payables	15,069.6	19,339.2
Derivative financial instruments	355.3	329.8
Interest-bearing loans and borrowings	653.1	2,738.8
Payroll and social security payables	833.0	925.5
Dividends and interest on shareholder´s equity payable	956.6	2,454.7
Income tax and social contribution payable	1,394.2	1,167.3
Taxes and contributions payable	4,108.5	4,549.5
Other liabilities	1,530.7	1,848.1
Provisions	110.0	124.9
	25,011.0	33,478.0

Non-current liabilities
Trade payables	309.6	655.9
Derivative financial instruments	0.1	0.0
Interest-bearing loans and borrowings	2,409.7	2,053.5
Deferred tax liabilities	2,371.1	3,043.4
Income tax and social contribution payable	2,219.6	1,912.7
Taxes and contributions payable	645.2	684.3
Put option granted on subsidiary and other liabilities	3,145.4	4,226.7
Provisions	371.0	447.1
Employee benefits	2,704.5	3,544.0
	14,175.9	16,567.5

Total liabilities	39,186.9	50,045.5

Equity
Issued capital	57,866.8	57,899.1
Reserves	75,685.7	80,905.6
Comprehensive income	(72,274.5)	(64,989.0)
Equity attributable to equity holders of Ambev	61,278.0	73,815.6
Non-controlling interests	1,278.0	1,335.5
Total Equity	62,556.0	75,151.1

Total equity and liabilities	101,742.9	125,196.6

Page |33

CONSOLIDATED INCOME STATEMENT	4Q19	4Q20	YTD19	YTD20
R$ million

Net revenue	15,474.7	18,556.6	52,005.1	58,379.0
Cost of goods sold	(6,379.4)	(8,197.9)	(21,678.2)	(27,066.1)
Gross profit	9,095.3	10,358.7	30,327.0	31,312.9

Distribution expenses	(1,956.7)	(2,242.9)	(6,951.4)	(8,245.0)
Sales and marketing expenses	(1,499.6)	(1,920.9)	(5,696.1)	(6,374.6)
Administrative expenses	(678.6)	(897.0)	(2,680.0)	(2,948.5)
Other operating income/(expenses)	700.4	2,275.2	1,472.7	2,679.4

Normalized EBIT	5,660.9	7,573.0	16,472.1	16,424.2

Exceptional items	(330.4)	(140.2)	(397.2)	(452.0)

Income from operations (EBIT)	5,330.5	7,432.8	16,074.9	15,972.2

Net finance results	(1,564.3)	1,040.9	(3,109.6)	(2,434.4)
Share of results of joint ventures	(11.2)	(9.4)	(22.3)	(43.3)

Profit before income tax	3,755.0	8,464.3	12,943.0	13,494.4

Income tax expense	463.9	(1,573.9)	(754.7)	(1,762.5)

Profit	4,219.0	6,890.4	12,188.3	11,731.9
Equity holders of Ambev	4,099.7	6,786.0	11,780.0	11,379.4
Non-controlling interest	119.3	104.4	408.4	352.5

Basic earnings per share (R$)	0.26	0.43	0.75	0.72
Diluted earnings per share (R$)	0.26	0.43	0.74	0.72

Normalized Profit	4,633.5	7,008.0	12,549.9	12,104.3

Normalized basic earnings per share (R$)	0.29	0.44	0.77	0.75
Normalized diluted earnings per share (R$)	0.28	0.43	0.76	0.74

Nº of basic shares outstanding (million of shares)	15,730.2	15,734.4	15,727.5	15,733.1
Nº of diluted shares outstanding (million if shares)	15,871.7	15,868.9	15,869.0	15,867.6

Page |34

CONSOLIDATED STATEMENT OF CASH FLOWS	4Q19	4Q20	YTD19	YTD20
R$ million

Profit	4,219.0	6,890.4	12,188.3	11,731.9
Depreciation, amortization and impairment	1,264.1	1,364.2	4,675.2	5,167.4
Impairment losses on receivables and inventories	47.9	54.9	149.3	296.1
Additions/(reversals) in provisions and employee benefits	368.1	73.6	507.7	239.7
Net finance cost	1,564.3	(1,040.9)	3,109.6	2,434.4
Loss/(gain) on sale of property, plant and equipment and intangible assets	(14.7)	(63.8)	(73.9)	(78.8)
Equity-settled share-based payment expense	46.1	40.8	205.7	208.7
Income tax expense	(463.9)	1,573.9	754.7	1,762.5
Share of result of joint ventures	11.2	9.4	22.3	43.3
Other non-cash items included in the profit	(297.0)	(563.1)	(1,080.7)	(1,769.9)
Cash flow from operating activities before changes in working capital and provisions	6,745.0	8,339.4	20,458.2	20,035.4
(Increase)/decrease in trade and other receivables	(975.0)	(2,987.1)	(721.9)	(848.8)
(Increase)/decrease in inventories	(190.5)	(548.2)	(844.1)	(1,303.4)
Increase/(decrease) in trade and other payables	3,464.3	4,124.1	1,382.0	3,049.8
Cash generated from operations	9,043.8	8,928.2	20,274.1	20,933.0
Interest paid	(69.1)	(314.4)	(405.1)	(768.8)
Interest received	149.0	58.8	543.3	320.3
Dividends received	1.9	8.2	4.2	13.8
Income tax and social contributions paid	509.1	(287.3)	(2,035.3)	(1,642.5)
Cash flow from operating activities	9,634.9	8,393.6	18,381.3	18,855.8

Proceeds from sale of property, plant, equipment and intangible assets	123.6	66.0	190.8	108.0
Proceeds from sale of operations in subsidiaries	1.8	-	205.4	-
Acquisition of property, plant, equipment and intangible assets	(2,003.9)	(1,394.4)	(5,069.4)	(4,692.7)
Acquisition of subsidiaries, net of cash acquired	(18.8)	(24.6)	(98.1)	(431.5)
Acquisition of other investments	(16.6)	(7.7)	(62.1)	(19.1)
(Investments)/net proceeds of debt securities	1.2	(289.4)	(8.0)	(1,764.3)
Net proceeds/(acquisition) of other assets	-	-	2.9	-
Cash flow used in investing activities	(1,912.7)	(1,650.0)	(4,838.6)	(6,799.6)

Capital increase	-	-	12.8	-
Capital increase in non-controling	(29.0)	-	(26.7)	0.7
Proceeds/(repurchase) of shares	(15.0)	(1.3)	(32.0)	(7.4)
Acquisition of non-controlling interests	(0.0)	-	(0.5)	-
Proceeds from borrowings	46.0	194.1	946.1	3,767.9
Repayment of borrowings	(1,216.3)	(1,918.2)	(2,352.7)	(2,042.9)
Cash net finance costs other than interests	(1,316.0)	(1,074.5)	(2,421.9)	(2,971.5)
Payment of lease liabilities	(173.4)	(110.1)	(537.2)	(498.5)
Dividends and interest on shareholders’ equity paid	(7,644.3)	(6,669.0)	(7,871.3)	(6,850.3)
Cash flow used in financing activities	(10,348.0)	(9,579.0)	(12,283.5)	(8,602.0)

Netincrease/(decrease) in Cash and cash equivalents	(2,625.8)	(2,835.5)	1,259.2	3,454.2
Cash and cash equivalents less bank overdrafts at beginning of period	15,016.9	20,981.6	11,463.5	11,900.6
Effect of exchange rate fluctuations	(490.5)	(1,055.8)	(822.1)	1,735.5
Cash and cash equivalents less bank overdrafts at end of period	11,900.6	17,090.3	11,900.6	17,090.3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer